Exhibit 99.1

ANNUAL INFORMATION FORM

March 31, 2010

TABLE OF CONTENTS
Page

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1
THE COMPANY	2
GENERAL	2
CORPORATE STRUCTURE	3
INCORPORATION AND ORGANIZATION	3
INTERCORPORATE RELATIONSHIPS	3
Principal Subsidiaries of the Company	3
Principal Subsidiaries of DundeeWealth	4
DEVELOPMENT OF THE BUSINESS	5
BUSINESS STRATEGY	9
BUSINESS OF THE COMPANY	10
ASSET MANAGEMENT	10
WEALTH MANAGEMENT	1 1
FINANCIAL ADVISORY	16
CAPITAL MARKETS	17
REAL ESTATE	19
RESOURCES	21
OTHER INVESTMENTS	31
DESCRIPTION OF SHARE CAPITAL	31
SUBORDINATE VOTING SHARES AND COMMON SHARES	31
FIRST PREFERENCE SHARES	32
SECOND PREFERENCE SHARES	36
THIRD PREFERENCE SHARES	37
DEBENTURES	39
DIVIDEND POLICY	39
MARKET FOR SECURITIES	40
SUBORDINATE VOTING SHARES	40
5.85% DEBENTURES	41
SERIES 1 SHARES	41
SERIES 2 SHARES	42
RATINGS	42
5.85% Debentures	42
Series 1 Shares and Series 2 Shares	43
DIRECTORS AND OFFICERS	44
CORPORATE TRANSACTIONS	46
FINANCINGS	46
ACQUISITION AND DISPOSITION OF ASSETS	47
CREDIT FACILITY	47
DUNDEEWEALTH CREDIT FACILITY	47
DUNDEE REALTY CREDIT FACILITY	47
NORMAL COURSE ISSUER BID	48
RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN RELATED PARTIES	48
PRINCIPAL SHAREHOLDER OF DUNDEEWEALTH	48
RESTRUCTURING OF ABCP	48
RELATIONSHIP WITH SCOTIABANK	48
NED GOODMAN INVESTMENT COUNSEL SUB-ADVISORY AGREEMENT	49
BENEFIT PLAN SHARE EXCHANGE	50
PRIOR DISTRIBUTION ARRANGEMENTS WITH GCICL	50
DUNDEE REALTY	50
REORGANIZATION OF RESOURCE INVESTMENTS	51
TRADEMARKS	51
CONFLICTS OF INTEREST	51
RISK FACTORS	51
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	52
MATERIAL CONTRACTS	52
TRANSFER AGENT AND REGISTRAR	52

Dundee Corporation
i

EXPERTS	52
AUDIT COMMITTEE	52
COMPOSITION OF AUDIT COMMITTEE	52
RELEVANT EDUCATION AND EXPERIENCE OF AUDIT COMMITTEE MEMBERS	5 3
AUDIT COMMITTEE CHARTER	54
PRE-APPROVAL POLICY	54
EXTERNAL AUDITOR SERVICE FEES	54
ADDITIONAL INFORMATION	55
APPENDIX A	A-1
AUDIT COMMITTEE CHARTER	A-1

Dundee Corporation
ii

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Dundee Corporation’s public communications may include written or oral forward-looking statements.  Statements of this type are included in this annual information form (“AIF”) of the Company, and may be included in other filings with the Canadian and United States securities regulators, stock exchanges or in other communications.  All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. Securities laws.  Forward-looking statements may include, but are not limited to statements about anticipated future events or results including comments with respect to our objectives and priorities for 2010 and beyond, strategies or further actions with respect to the Company, its products and services, business operations, financial performance and condition.  Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions concerning matters that are not historical facts.  Such statements are based on current expectations of management of the Company and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and those affecting the financial services industry generally.  The forward-looking information contained in this AIF is presented for the purpose of assisting our shareholders in understanding our business and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes.

A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward looking statements contained in this AIF, including, among others, those referenced in the Risk Factors section of this AIF on page 51 and in the section entitled “Managing Risk” in the Company’s Management’s Discussion and Analysis which section is incorporated by reference herein.  These risks include: general economic and market conditions, our ability to execute our strategic plans and meet financial obligations, the performance of the Company’s principal subsidiaries and the Company’s ability to raise additional capital; our ability to create, attract and retain assets under management and assets under administration; risks relating to trading activities and investments; competition faced by the Company; regulation of the Company’s businesses; risks associated with the Company’s real estate and resources businesses and the Company’s investment holdings in general, including risks associated with oil and gas and mining exploration, development and processing activities, environmental risks, inflation, changes in interest rates, commodity prices and other financial exposures; the maintenance of minimum regulatory capital requirements for certain of the Company’s subsidiaries and the ability of the Company and its subsidiaries to attract and retain key personnel.  The preceding list is not exhaustive of all possible risk factors that may influence actual results, and are identified based upon information available as of March 31, 2010.

Assumptions about the future performance of the Canadian, U.S. and European economies were material factors considered by management when setting the Company’s priorities and objectives, and when determining our financial targets.  In determining our expectations for economic growth in the financial services, real estate and resource sectors, we considered historical economic data provided by the Canadian government and its agencies and current market and general economic conditions.

Forward-looking statements contained in this AIF are not guarantees of future performance and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company.  Prospective investors are cautioned to consider these and other factors carefully when making decisions with respect to the Company and not place undue reliance on forward-looking statements.  As evidenced by the events of the past year, circumstances affecting the Company may change rapidly.  Except as may be required by applicable law, the Company does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Dundee Corporation
Annual Information Form

THE COMPANY

GENERAL

Dundee Corporation (the “Company” or “Dundee Corporation”) is an independent publicly-traded Canadian asset management company.  The Company’s core focus is in the areas of wealth management, real estate and resources.  Third-party asset management activities are carried out by Ned Goodman Investment Counsel Limited (“Ned Goodman Investment Counsel” or “NGIC”), formerly Ravensden Asset Management Inc., a registered portfolio manager in the province of Ontario, and by Dundee Real Estate Asset Management (“DREAM”), the asset management division of Dundee Realty Corporation (“Dundee Realty”), a subsidiary of the Company.  Dundee Corporation also owns and manages its own direct investments in these core focus areas, through ownership of both publicly listed and private companies.

The Company’s investment in wealth management is conducted primarily through its subsidiary, DundeeWealth Inc. (“DundeeWealth”), as well as through operations carried out in Bermuda and in the Cayman Islands.  These domestic and international wealth management operations provide a broad range of financial products and services to financial advisors, institutions, corporations and foundations.

Real estate operations are carried out through the Company’s investment in Dundee Realty, an owner and developer of residential and recreational properties in North America.  Real estate operations also include an interest in Dundee Real Estate Investment Trust (“Dundee REIT”), a Canadian real estate investment trust.

Resource investments are managed through Dundee Resources Limited (“Dundee Resources”), a wholly-owned subsidiary of the Company.  Resource activities also include our interest in Eurogas Corporation (“Eurogas”), a company involved in the development of a natural gas storage facility in Spain, as well as our interest in Eurogas International Inc. (“Eurogas International”), a company which carries out oil and gas exploration and development activities in Tunisia.  The resources segment also includes certain portfolio holdings, including our interest in Dundee Precious Metals Inc. (“Dundee Precious”) and our interest in Breakwater Resources Ltd. (“Breakwater”).

The registered and head office of the Company is located at Dundee Place, 1 Adelaide Street East, 28th Floor, Toronto, Ontario, M5C 2V9.  The Company is listed on The Toronto Stock Exchange (“TSX”) under the symbols (TSX – DC.A, DC.PR.A, DC.PR.B and DC.DB).  As of February 28, 2010, the Company had 36 employees.

Unless otherwise indicated, the information appearing in this AIF is stated as of December 31, 2009 and all amounts are in Canadian dollars.

Dundee Corporation

CORPORATE STRUCTURE

The following simplified corporate chart sets out the main subsidiaries of Dundee Corporation referenced in this AIF.  The voting interest of Dundee Corporation in such subsidiaries reflects both the direct and indirect voting interest of the Company.

INCORPORATION AND ORGANIZATION

The Company was incorporated under the laws of the Province of Ontario by articles of incorporation effective November 2, 1984.  The Company changed its name to Dundee Bancorp Inc. by articles of amendment effective July 26, 1991 and changed its name to its present form by articles of amendment effective December 14, 2004.  The Company’s current share capital structure was created by articles of amendment effective October 10, 1991, October 24, 1991, October 29, 1991, March 17, 1993 and June 22, 2006.  See “Description of Share Capital”.  The stated capital of the Company was reduced by articles of amendment effective August 4, 1992.  The Company was inactive prior to October 31, 1991, at which time it became a public company pursuant to articles of arrangement effective October 30, 1991.  The articles of amendment dated June 21, 2007 subdivided the Class A Subordinate Voting Shares (the Subordinate Voting Shares”) and the Class B Common Shares (the “Common Shares”) of the Company on a 3-for-1 basis, effective as of the close of business on July 6, 2007.  On September 14, 2009, Articles of Amendment were filed authorizing a fifth series and sixth series of First Preference Shares, designated as first preference shares, series 2 and first preference shares, series 3, respectively.  On January 1, 2010, in connection with an internal reorganization, Articles of Amalgamation were filed in connection with the amalgamation of Dundee Corporation with certain of its subsidiaries, 1255895 Ontario Limited, 1175885 Ontario Limited, DCC Equities Limited and Dundee Global Resource GP Inc.  See “Description of Share Capital” below.

INTERCORPORATE RELATIONSHIPS

Principal Subsidiaries of the Company

The principal subsidiaries of the Company, the corresponding jurisdictions of incorporation and the Company’s percentage interest in such subsidiaries as of February 28, 2010 are set forth in the table below:

Dundee Corporation

Name	Percentage Voting Interest held Directly or Indirectly by the Company	Jurisdiction of Incorporation/ Formation

Dundee Capital Corporation (1)	100%	Ontario
Dundee Realty Corporation (2)	70%	British Columbia
DundeeWealth Inc. (3)	62%	Ontario

Notes:

(1)	A number of investments of the Company are held through Dundee Capital Corporation. The Company holds 8,700 common shares of Dundee Capital Corporation.

(2)
The Company holds its interest in Dundee Realty directly and indirectly through 0764704 B.C. Ltd.  The Company holds shares representing 70% of the votes of Dundee Realty, as well as various classes of preference shares.  See “Business of the Company - Real Estate”.

(3)
The Company owns, directly and indirectly, 69,940,415 common shares of DundeeWealth and 5,453,668 first preference shares, series X of DundeeWealth.  Dundee Corporation has voting control over 1,673,843 common shares of DundeeWealth that are held in escrow.  All of the outstanding special shares, series C and special shares,  series D of DundeeWealth are currently held in escrow and will be released from escrow and converted into common shares at a later date pursuant to regulatory requirements, initially on a one-for-one basis, subject to adjustment in certain circumstances.  While the special shares, series C, and special shares, series D are held in escrow, they will be voted in the same manner as the shares of DundeeWealth held by the Company are voted at all meetings of the shareholders of the Company.  Assuming the conversion of the first preference shares, series X, this represents a direct and indirect equity ownership of 49% and a direct and indirect or control over a 62% voting interest by the Company in DundeeWealth on a non-diluted basis.  For additional principal subsidiaries of the Company that are principal subsidiaries of DundeeWealth, see “Intercorporate Relationships - Principal Subsidiaries of DundeeWealth”.

Principal Subsidiaries of DundeeWealth

The Company’s most significant holding is its 49% direct and indirect equity ownership and 62% voting control of DundeeWealth.  DundeeWealth carries on its business primarily through its wholly-owned subsidiary DWM Inc. (“DWM”) and through the operating subsidiaries of DWM.  The following table sets forth the name and jurisdiction of incorporation of each of the principal subsidiaries of DundeeWealth and DWM as of February 28, 2010:

Name	Percentage Interest held Directly or Indirectly by DWM	Jurisdiction of Incorporation/ Formation

Dundee Private Investors Inc. (1)	100%	Ontario
Dundee Securities Corporation (2)	100%	Ontario
Goodman & Company, Investment Counsel Ltd. (3)	100%	Ontario

Notes:

(1)
Dundee Private Investors Inc. is a principal subsidiary of DundeeWealth.  DPII Holding Corp., an Ontario company, owns 100% of the outstanding common shares of Dundee Private Investors Inc.  DWM holds 100% of the shares of DPII Holding Corp.

(2)
Dundee Securities Corporation (“Dundee Securities”) is a principal subsidiary of DundeeWealth.  DSC Holding Corp., an Ontario company, owns 100% of the outstanding shares of Dundee Securities.  DWM holds 100% of the shares of DSC Holding Corp.

(3)
Goodman and Company, Investment Counsel Ltd. (“GCICL”) is a principal subsidiary of DundeeWealth.  DMFL Holding Corp., an Ontario company, owns 100% of the outstanding shares of GCICL.  DWM holds 100% of the shares of DMFL Holding Corp.

Dundee Corporation

DEVELOPMENT OF THE BUSINESS

The following is a summary of developments in each of the Company’s areas of business and in the Company’s corporate and other activities.

Ned Goodman Investment Counsel Limited

In February, 2010, the name of the Company’s registered portfolio manager was changed from Ravensden Asset Management Inc. to Ned Goodman Investment Counsel Limited, in order to better reflect the direct involvement of Ned Goodman as the President, Chief Executive Officer, and lead portfolio manager of NGIC. NGIC was acquired by the Company in 2008 and provides investment advice directly and in a sub-advisory role to institutional and individual clients and investment funds.  NGIC has entered into a sub-advisory agreement with GCICL pursuant to which NGIC acts as a sub-advisor for certain funds managed by GCICL, including Canada Dominion Resources Limited Partnership, CMP Resource Limited Partnership, DMP Resource Class and CMP Gold Trust.  In 2009, Ned Goodman Investment Counsel earned revenues of $7.7 million, including performance fee revenues of $4.8 million.  See “Relationship Between the Company and Certain Related Parties – Ned Goodman Investment Counsel Sub-Advisory Agreement” below.

Dundee Corporation Offering Of Rate Reset Preference Shares, Series 2

On September 15, 2009 the Company announced that it had completed an offering of 4,600,000 Cumulative 5-Year Rate Reset First Preference Shares, Series 2 (“Series 2 Shares”) at a purchase price of $25.00 per Series 2 Share, for aggregate gross proceeds of $115,000,000. The Series 2 Shares are listed on the TSX under the symbol DC.PR.B

On September 21, 2009 the Company issued an additional 600,000 Series 2 Shares at a purchase price of $25.00 per share pursuant to the exercise of the over allotment option granted to the underwriters, for aggregate gross proceeds of $15,000,000.  A portion of the proceeds of the offering were applied to the repayment in full of the Company’s credit facility.  See “Corporate Transactions – Dundee Corporation Offering of Rate Reset Preference Shares, Series 2” below.

Dundee Corporation Credit Facility Renewal

In November, 2009, the Company renewed its revolving term credit facility with a Canadian chartered bank.  The renewed facility in the amount of $200,000,000 expires on November 9, 2010.  The renewed facility was further amended effective February 23, 2010 reflecting a reduction in fees, and outstanding amounts now bear interest, at the Company’s option, at a rate per annum equal to either the bank’s prime lending rate for loans plus 1.25% or, for bankers’ acceptances, at the bank’s then prevailing bankers’ acceptance rate plus 2.25%.  The Company is subject to a standby fee of 0.7875% on unused amounts under the facility. See “Corporate Transactions - Credit Facility” below.

Dundee Global Resource L.P.

Dundee Global Resource L.P. (“Dundee Global Resource LP") is a limited partnership organized under the laws of the Cayman Islands. The general partner of the Dundee Global Resource LP is Dundee Global Resource GP Ltd. (the "General Partner"), a Cayman Islands corporation and a wholly-owned subsidiary of Dundee Corporation.

The Dundee Global Resource LP has been formed for the primary purpose of investing in equity or near-equity investments in private and public resource companies that offer the potential for significant capital appreciation. Dundee Corporation has committed to invest $200 million in limited partnership units of the Dundee Global Resource LP.

Dundee Corporation

The General Partner will retain NGIC to provide sub-advisory management services to the General Partner and, together with Dundee Resources, provide technical expertise, advice and due diligence services to assist the General Partner with the review, selection and management of investment opportunities.

Investment in African Minerals

African Minerals Limited (“African Minerals”) is a mineral exploration and development company with significant iron ore and base metal interests in Sierra Leone, West Africa.  In 2009, the Company acquired 4,000,000 common shares of African Minerals.  Subsequent to 2009, the Company acquired a further 1,600,000 common shares and, as of February 28, 2010, held a 2.4% ownership interest in African Minerals. Two million shares of African Minerals have been allocated by the Company to the Dundee Global Resource LP as a prepayment of the Company’s $200 million commitment.

Establishment of Arabia-Asia Capital Alliance Ltd.

In March 2010, Arabia-Asia Capital Alliance Ltd., a 60% subsidiary of Dundee Corporation, was incorporated under the laws of the Dubai International Financial Centre and has recived preliminary approval from the Dubai Financial Services Authority to arrange for asset gathering for the Company and others in the Middle East and North Africa (MENA) region.

China Initiative

In 2009, the Company continued work on its China initiative, and has aligned with the CITIC Merchant group of Hong Kong in connection with its proposal to establish a Hong Kong based global resource fund aimed at raising $300 million for resource based investments.

DundeeWealth Highlights

At December 31, 2009, assets under management at DundeeWealth were $36.1 billion, a 42% growth year over year and represented an all time high for the Company’s wealth management subsidiary. The considerable growth in assets under management is a result of industry-leading asset gathering of $2.6 billion, combined with market appreciation of $7.5 billion.  DundeeWealth’s market share increased to 3.76% from 3.03% at the end of 2008 as reported by the Investment Funds Institute of Canada.

DundeeWealth earned EBITDA of $184.7 million and net earnings of $51.6 million in 2009.  DundeeWealth’s results include performance fee revenues earned during 2009 of $21.7 million, net of third party allocations and costs.  Having repaid all bank debt subsequent to completion of its $200 million debt issuance, DundeeWealth enters 2010 with $400 million in cash, cash equivalents and marketable securities.

Changes to DundeeWealth Dividend Policy

In August 2009, DundeeWealth amended its dividend policy affecting common shares and special shares whereby 25% of DundeeWealth’s after tax net earnings related to performance fees in a given calendar year will be paid out as a special dividend in the following year. This special dividend is in addition to DundeeWealth’s regular quarterly dividend per common share and special share. In January 2010, DundeeWealth announced that the first such special dividend, in the amount of $0.025 per common share and special share, is payable on April 1, 2010.

In addition, in August 2009, DundeeWealth increased its regular quarterly dividend payments on common shares and special shares from $0.02 to $0.035 per share commencing with the dividend paid on October 1, 2009 and, in March 2010, further increased its regular quarterly dividend payments on common shares and special shares from $0.035 to $0.070 per share commencing with the dividend payable on April 15, 2010.

Dundee Corporation

Integration and Realignment of DundeeWealth

DundeeWealth has embarked upon an enterprise-wide integration and realignment initiative.  The goal of this initiative has been to support the rebranding of its diverse range of financial products and services under “DundeeWealth” and to capitalize on its position as an independent provider of wealth management solutions in an increasingly consolidated industry. DundeeWealth has completed the integration of its operating divisions creating a more efficient and unified DundeeWealth, and achieved significant annualized cost savings since the start of this initiative.

Issuance by DundeeWealth of $200 Million Series 1 Notes

In September 2009, DundeeWealth completed an offering of $200 million aggregate principal amount of Series 1 Notes (the “Series 1 Notes”).  The Series 1 Notes bear interest at 5.10% per annum, payable semi-annually on March 25th and September 25th of each year, beginning on March 25, 2010.

The Series 1 Notes are unsecured obligations of DundeeWealth and rank equally with all other unsecured and unsubordinated indebtedness and obligations of DundeeWealth.  Certain subsidiaries of DundeeWealth have fully and unconditionally guaranteed, on a joint and several basis, the repayment of principal and interest on the Series 1 Notes.  The Series 1 Notes are redeemable, at DundeeWealth’s option.  A portion of the proceeds from the offering of the Series 1 Notes were used to fully repay amounts owing under the DundeeWealth credit facility.  The balance of the proceeds is being used for general corporate purposes.

Industry Awards

DundeeWealth’s investment management and capital markets divisions were both recognized by industry organizations for their achievements and efforts during 2009. Dynamic Funds earned top prizes at the annual Lipper Fund Awards 2009 Canada where it received 11 “Fund of the Year” awards and where three Dynamic Funds were recognized as being the best in their respective fund categories. In addition, GCICL was recognized as the Analyst’s Choice Investment Fund Company of the Year at the 2009 Canadian Investment Awards. Dundee Securities earned seven awards at the 2009 StarMine Analyst Awards, including four first place Stock Pickers awards and a first place Earnings Estimators award, putting it among the top ten most award-winning brokers in 2009.

Restructuring and Sale of Asset Backed Commercial Paper Investments

On January 12, 2009, the Ontario Superior Court of Justice granted the Amended Plan Implementation Order filed by the Pan-Canadian Investors Committee for third-party structured ABCP under the Companies’ Creditors Arrangement Act for restructuring of asset backed commercial paper (the “ABCP”). The restructuring was completed on January 21, 2009, at which time DundeeWealth exchanged the ABCP it held for floating rate notes (“FRNs”), designed to match the maturities of the underlying assets (the “ABCP Restructuring”). Under the ABCP Restructuring, approximately 71% of DundeeWealth’s original investment in ABCP was replaced with senior Class A-1 and Class A-2 FRNs and approximately 8% of its original investment in ABCP was replaced with subordinated Class B and Class C FRNs. Assets having uncertain credit quality were restructured on an individual transaction-by-transaction basis and DundeeWealth received FRNs for these assets, which represented approximately 19% of the original investment.  DundeeWealth had no recourse to recover the remaining 2% of its ABCP.

In December 2009, DundeeWealth completed the sale of the Class A-1 and Class A-2 FRNs for net proceeds of approximately $139.5 million.

Dundee Corporation

Investment in CNSX Markets Inc.

In September 2009, DundeeWealth made an investment in CNSX Markets Inc. (“CNSX Markets”), a privately held Canadian company that operates two markets, The Canadian National Stock Exchange and Pure Trading. The investment in CNSX Markets is in line with the corporate finance and trading initiatives of DundeeWealth’s capital markets division.

Product Development and Advisor Relations Initiatives

In 2009, DundeeWealth continued to develop innovative investment products and implemented strategic changes to existing investment solutions through its investment management division, including the launch of:

•	Dynamic Strategic Yield Fund and Dynamic Strategic Yield Class;

•	Dynamic Strategic Gold Class;

•	Dynamic Real Estate & Infrastructure Income Fund;

•	Dynamic Charitable Giving Fund, a donor-advised giving program that combines tax benefits with investment management;

•	Dynamic Aurion Canadian Equity Class and Dynamic Aurion Tactical Balanced Class;

•	CMP 2009 Resource Limited Partnership, CMP 2009 II and Canada Dominion Resources 2009 Limited Partnership; and

•	Six new pooled investment funds available exclusively through Goodman Private Wealth Management, DundeeWealth’s private wealth management division.

In 2009, DundeeWealth introduced Snapshots™, an online resource centre designed to assist advisors in delivering customized, specialized and value-added service and advice to clients at different life events such as parenthood, divorce, death of a loved one and caring for an ailing parent.  Winner of the Investor and Advisor Education Canadian Investment Awards, Snapshots has been recognized for its ability to deepen relationships, facilitate dialogue and build trust and confidence with clients.

Additionally, DundeeWealth recently launched the Dynamic Short Term Bond Fund and completed the strategic mergers of the diversiFund closed-end investment funds into certain Dynamic mutual funds.

Dundee Realty Highlights

Dundee Realty’s performance in 2009 exceeded expectations and budgets developed at the end of the prior year.  Propelled by strong buyer demand, housing and condominium activities outperformed levels originally anticipated and land sales in western Canada continue to show substantial growth.  Contributions generated by the Company’s real estate subsidiary exceeded $60 million in 2009.  Dundee Realty continues to prudently manage its capital, paying down its operating line debt from its peak of $103.9 million to $75.4 million, along with a further $77.9 million reduction in other debt at December 31, 2009.

In 2009, Dundee Realty, through its 20% interest in the Firelight Infrastructure Fund, invested $18.8 million in the Dalhousie windmill project in Nova Scotia.  Construction was completed in December 2009 and commercial operations will commence in 2010 upon completion of testing and certification.

Dundee Corporation

Subsequent to year end, Dundee Realty entered into an agreement to acquire an interest in the historic King Edward Hotel in downtown Toronto.  Dundee Realty will act as the developer on the conversion of certain vacant space into condominiums.

Dundee REIT

Dundee REIT raised approximately $174 million in equity financings completed in September, 2009 and January, 2010.  In March 2010, Dundee REIT completed an additional public offering of units for proceeds of $115 million.  See “Business of the Company – Real Estate” below.

Dundee Precious

Dundee Precious recently completed a 20,000,000 common share bought deal equity financing at a price of $3.30 per common pursuant to which the Company acquired, upon TSX approval, an aggregate of 8,881,200 common shares. As a result of its participation in the financing, the Company increased its ownership interest in Dundee Precious to approximately a 24.1%.  See “Business of the Company – Resources – Dundee Precious Metals” below.

BUSINESS STRATEGY

Dundee Corporation’s strategy is to shelter its valuation from future global inflation by managing high quality assets and businesses that demonstrate multi-opportunities to achieve sustained growth in core sectors and high returns on invested capital while increasing asset management fee revenues over the long term. The Company intends to continue to achieve growth and return through cash flows and value created, by acquiring direct ownership, as well as fiduciary, positions in assets, and by expanding its assets under management in core sectors, with a particular focus on managing third-party assets.

While Dundee Corporation has historically focused its efforts in North America, primarily in the areas of retail and high net worth clients, the Company has expanded its focus to include geographic regions beyond North America in order to access a broader range of investment partners, thereby increasing its access to capital, and non-retail and institutional clients.

The Company’s expansion of its management of third-party assets will be primarily conducted through its wholly-owned subsidiary NGIC (formerly, Ravensden Asset Management Inc.), and Dundee Real Estate Asset Management, the real estate asset management division of the Company’s subsidiary, Dundee Realty Corporation.

The Company’s expansion initiatives include the establishment of Arabia-Asia Capital Alliance Ltd., a 60% owned subsidiary of the Company incorporated in the Emirate of Dubai, as a registrant in the Emirate of Dubai to access capital in the Middle East and North Africa (MENA) region. The Company has also initiated the formation of Dundee Global Resource LP, which will focus on global equity and debt investments in both private and public resource companies.  The Company has committed to invest $200 million of its own funds in limited partnership units.  NGIC is being retained to provide sub-advisory management services to the general partner of Dundee Global Resource LP and to provide technical expertise, advice and due diligence services to assist the general partner with the review, selection and management of investment opportunities. In addition, DREAM is pursuing potential real estate investment opportunities in Canadian assets with foreign and Canadian investors and is designing products to support renewable energy infrastructure development.

As an independent Canadian asset management company with an established reputation and relationships in the core sectors, Dundee Corporation believes that it is well positioned to capitalize on its expertise to drive asset gathering activities, and thereby create long term value for the Company’s shareholders.

Dundee Corporation

BUSINESS OF THE COMPANY

ASSET MANAGEMENT

As an asset manager, we raise, invest and manage capital on behalf of ourselves and our co-investors, and develop and maintain operating platforms that enable us to effectively manage these assets and enhance their values over time.  In line with the Company’s business strategy, management directed significant effort in 2009 towards expanding this segment of our operations, primarily through the activities of NGIC and DREAM, and with the technical support of industry professionals at Dundee Realty, Dundee Resources and DundeeWealth. The Company also owns and continues to take direct interests in these types of assets. We believe that this strategy builds upon our existing operating platforms and expertise, enabling us to pursue a broader range of opportunities, resulting in higher returns on invested capital.  In particular, our operating platforms provide us with the opportunity to seed funds with assets that we have owned and/ or operated for many years, and which represent attractive investment opportunities for our co-investors, both domestic and international.

The Company’s asset management activities include the management of assets, both domestic and international, consisting of:

(1)	physical assets, primarily resource, real estate and infrastructure assets that are owned or co-owned within our core operating entities and managed on behalf of the Company and its co-investors; and

(2)
securities, which include significant positions in companies engaged in resource and real estate activities, and represent investments in physical assets such as those described above.  Such securities are held on behalf of ourselves and our clients and are managed by dedicated teams of investment professionals within the Dundee group of companies.

Dundee Corporation

At December 31, 2009, Ned Goodman Investment Counsel provided sub-advisory and investment services to approximately 3.1 billion of AUM.  Ned Goodman Investment Counsel is also working towards our initiative to raise up to $1 billion for private equity investment in the resource sector through Dundee Global Resource LP.

At December 31, 2009, DREAM, the asset management arm of Dundee Realty, managed assets of $3.3 billion.  DREAM is aggressively pursuing opportunities offered by foreign investors for Canadian assets and is also designing products supporting infrastructure development, potentially through asset management arrangements.

A description of the Company’s operations in its core sectors follows. In addition to the information provided about the Company’s operations in this Annual Information Form, subsidiaries and investee companies of Dundee Corporation which are reporting issuers have filed public disclosure documents containing detailed information specific to their respective operations. Copies of these documents may be obtained on SEDAR at www.sedar.com.

WEALTH MANAGEMENT

The Company’s wealth management activities are carried out primarily by DundeeWealth, with international wealth management activities also being conducted by The Dundee Merchant Bank and Dundee Leeds through offices in Bermuda and the Cayman Islands.  Our wealth management segment also includes certain of the activities undertaken by the Company’s wholly-owned subsidiary, NGIC which is registered as a Portfolio Manager in the province of Ontario.

DundeeWealth was created by the Company in 1998 and became a public company in 1999. DundeeWealth is a Canadian owned, diversified wealth management company that creates innovative asset management products and provides investment solution.  In addition, DundeeWealth provides capital markets and advisory services to individuals, advisors, institutions, corporations and foundations and provides retail banking products through advisors.

In 2009, DundeeWealth focussed on the previously announced integration and re-alignment of its operations to support its core business activities: (1) investment management; (2) the development, production and distribution of investment products; (3) the provision of advisory services to institutional and retail clients; and (4) capital markets.

As of February 28, 2010, DundeeWealth had approximately $69.9 billion in fee earning assets.  DundeeWealth carries on its business principally through its wholly-owned subsidiary DWM, and through the operating subsidiaries of DWM.

DundeeWealth’s investment management business consists of creating, managing, packaging and administering investment portfolios and providing internal and third-party management and advisory services.  Revenues are derived primarily from management and performance fees charged for the management of investment products (including mutual funds, pooled funds and closed-end funds, third-party assets, tax-assisted investment products and private and institutional client accounts) and, accordingly, are primarily influenced by assets under management.

Investment Products and Services

DundeeWealth has responded to changing investor needs and attitudes by introducing investment products and services in addition to traditional mutual funds, including private client accounts, portfolio solutions, tax-assisted investment products, closed-end investment products and alternative investment

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products.  DundeeWealth, through its subsidiaries has created and is managing and administering, among others, the following investment products and services:

•
Mutual Funds, including Dynamic Funds®, are publicly offered mutual funds that cover a broad range of asset classes (equity, fixed income, balanced, specialty), investment disciplines (value, growth, focus) and geographic focuses (Canadian, U.S., European, International).

•	Managed Asset Accounts consist of the institutional assets managed by DundeeWealth through Aurion Capital Management Inc. (“Aurion”) and GCICL.

•
Portfolio Solutions allow investors to invest in a specific portfolio of investments designed to achieve strategic asset allocation with multi-layered diversification and enhanced quarterly investor reporting, including Dynamic Strategic Portfolios®, DynamicEdge Portfolios® and Marquis Investment Program®.

•
Private Client Accounts consist of high net worth client accounts which are managed on a segregated, discretionary basis through Goodman Private Wealth Management, a division of GCICL. In addition, the following pooled investment funds are available exclusively through Goodman Private Wealth Management: Goodman Private Diversified Bond Pool™, Goodman Private Core Equity Pool™, Goodman & Company Canadian Value Strategy™, Goodman & Company, Equity Income Strategy™, Goodman & Company, Global Value Strategy™ and Goodman & Company Growth Strategy™.

•
Alternative Investment Products permit investors to diversify into varying investment strategies, such as short-selling, swaps and leveraging, and include a number of privately offered pooled and hedge funds such as Dynamic Alpha Performance Fund®, Dynamic Alternative Opportunities Fund™, Dynamic Contrarian Fund®, Dynamic Focus+ Alternative Fund™, Dynamic Income Opportunities Fund®, Dynamic Power Emerging Markets Fund™, Dynamic Power Hedge Fund™ and Dynamic Strategic Value Fund™.

•
Tax-assisted Investment Products allow investors to participate in tax-assisted investments which facilitate the allocation and utilization of income tax deductible expenses by the investors, including the flow-through limited partnerships of CMP® and Canada Dominion Resources™ which invest in a diversified portfolio of flow-through shares of resource companies.

•	Closed-end Funds, the securities of which are traded on an exchange, are designed to invest in one or more sectors and asset categories, including CMP Gold Trust® and DPF India Opportunities Fund®.

DundeeWealth continually evaluates its investment products as well as investor needs in order to ensure that the investment products and solutions it offers remain competitive.

Investment Management and Advisory Services

The following investment management and advisory services are provided through DundeeWealth:

•
GCICL, a registered portfolio manager in Ontario and in certain other jurisdictions in Canada and registered commodity trading manager in Ontario, is comprised of 15 portfolio managers and several analysts, provides investment management services in respect of managed investment products as well as certain third-party investment products. GCICL follows various investment strategies as detailed in public disclosure documents filed on SEDAR in respect of each fund.

•
Goodman Private Wealth Management, a division of GCICL, manages and services high net worth private client investment accounts, including accounts of individuals, taxable foundations, estates, institutions and personal trusts through comprehensive, personalized investment advice.

Dundee Corporation

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DundeeWealth S.A.®, a wholly-owned indirect subsidiary of GCICL, is a Luxembourg based management company that offers UCITS III investment funds to retail and institutional European investors.  DundeeWealth S.A. is the distributor of the Dynamic Investment Fund, a Société d'Investissement à Capital Variable, which is an open-ended investment fund offering six sub-fund categories to institutional investors in European member states and is registered for retail sales in Luxembourg, the United Kingdom and France.  GCICL is the manager of the Dynamic Investment Fund.

•
Aurion, a majority owned subsidiary of DundeeWealth and an affiliate of GCICL, is a registered portfolio manager and exempt market dealer in certain jurisdictions in Canada, including Ontario, that provides investment counselling services to a primarily institutional client base specializing in Canadian equities, fixed income (core and corporate portfolios), real estate, foreign equities and alternatives.

•
DundeeWealth US L.P., (“DundeeWealth US”) a majority owned limited partnership of DundeeWealth and an affiliate of GCICL, is a U.S.-based investment advisor registered with the U.S. Securities and Exchange Commission that focuses on product development, sales and marketing activities, providing investment solutions for U.S. investors. Currently, six Dynamic Funds are offered on the DundeeWealth US platform.

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Goodman & Company, N.Y. Ltd., (“Goodman & Company US”) a wholly-owned subsidiary of GCICL, is a registered investment advisor with the U.S. Securities and Exchange Commission that provides investment advisory and investment management services to investors in the United States. Such investors include high net worth and institutional clients, personal holding corporations, estates, investment funds and trusts.

Management of Dynamic Funds, Portfolio Solutions and Other Investment Solutions

GCICL’s core business activity is to: (i) manage, or arrange for the management of, and market investment portfolios; (ii) manage the overall business of the funds, including providing fund accounting and administration services and promoting the sales of the securities of the funds managed by GCICL; (iii) distribute the securities of the funds to the public through authorized distributors and dealers; (iv) carry out research and select investment opportunities for the funds; and (v) record the owners of securities of the funds, except where the transfer agency and registrar services are provided by Computershare Investor Services Inc., transfer redemption orders and issue investor account statements and annual tax reporting information for the funds. A substantial portion of the revenues of DundeeWealth’s investment management business is derived from the services provided by GCICL to the funds.

Pursuant to a management agreement with each of the Dynamic Funds, the Portfolio Solutions and the Other Investment Solutions, each investment product pays a monthly or quarterly management fee to GCICL for management and distribution services provided to it by GCICL based on a specified percentage of the net asset value of the applicable fund.  Such management fees are comparable to the management fees charged by GCICL’s competitors within the investment fund industry and can range from 0.25% to a maximum of 3.0% per annum of the net asset value of the applicable fund.  The net asset value of a fund depends primarily on the market value of its portfolio investments.  In addition, certain Dynamic Funds and Other Investment Solutions pay a performance fee to GCICL when such funds outperform applicable benchmarks.  The performance fees payable by the Dynamic Funds, other than the Dynamic pooled or hedge funds, can range from 1% to a maximum of 3% of the net asset value of the fund.  For certain Other Investment Solutions and Dynamic hedge funds, the performance fee can be up to 20% of the amount by which the fund’s performance exceeds its applicable benchmark.  Management fees and performance fees may be increased only with the prior approval of security holders of the applicable funds. References in this paragraph to “Other Investment Solutions” do not include private client accounts managed by GCICL.

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Pursuant to the management agreements in respect of the institutional accounts and investment products managed by Aurion, each of these portfolios pays a monthly or quarterly management fee to Aurion for its investment counselling services.  These management fees can range from 0.10% to 2.0% per annum on the net asset value of the applicable portfolio.  In addition, Aurion may receive a performance fee up to 20% in respect of certain portfolios if certain performance fee criteria are met.

In general, each investment fund managed by GCICL is responsible for its own administrative and operating expenses including, without limitation, audit and legal fees, registry and transfer agency fees, custodian fees, portfolio and investment costs, expenses of communication with security holders, all costs imposed by statute or regulation, and applicable taxes.  From time to time, however, GCICL may absorb a portion of these expenses.

All of the management agreements between GCICL and the investment funds it manages have an indefinite term or have a defined term and automatically renew at the end of that defined term, except for the management agreements for the limited partnerships of CMP and Canada Dominion Resources which automatically terminate as disclosed in the publicly filed disclosure documents for the limited partnerships upon the effective date of the transfer of assets of the limited partnerships to Dynamic Managed Portfolios Ltd., a mutual fund corporation managed by GCICL. The management agreements between GCICL and the investment funds are terminable upon security holder approval and may be otherwise terminated in accordance with the terms of the agreements.

Certain Dynamic Funds, Portfolio Solutions and Other Investment Solutions are subject to investment sub-advisory agreements pursuant to which outside investment advisory firms have been retained to provide advice relating to all or a portion of the investment portfolios.  These investment advisory firms receive a fee based on a percentage of the net asset value of the portion of the fund or account to which such firm provides advice and may receive a percentage of the performance fee earned, where applicable.  These fees are paid to the investment advisory firms by GCICL from the compensation that GCICL receives as manager of the applicable funds or accounts.  Pursuant to these agreements, the investment advisory firms may be terminated generally on 30 to 90 days’ notice and, in certain circumstances, upon payment to the advisory firm of a termination fee should the sub-advisory agreement be terminated prior to a specified date.  Similarly, GCICL manages certain investment portfolios for third parties pursuant to investment sub-advisory agreements with such third parties.  Pursuant to these agreements, GCICL’s investment sub-advisory services may be terminated generally on 60 to 90 days’ notice.

Ned Goodman Investment Counsel (formerly, Ravensden Asset Management Inc.), a wholly-owned subsidiary of the Company, and an affiliate of GCICL, is a registered portfolio manager in Ontario that provides investment advice directly and in a sub-advisory role to institutional and individual clients and investment funds.  Mr. Ned Goodman, President and Chief Executive Officer of the Company, is the President and Chief Executive Officer and a portfolio manager of NGIC.  Pursuant to the sub-advisory agreement between GCICL and NGIC, NGIC acts as a sub-advisor for certain funds managed by GCICL.  The sub-advisory agreement is terminable by either GCICL or NGIC upon not less than one year prior written notice to the other.  The sub-advisory agreement may also be terminated in respect of the funds managed by GCICL upon 30 days’ prior written notice to NGIC in the event that Mr. Ned Goodman ceases to be the responsible portfolio manager under the sub-advisory agreement.

GCICL and Aurion have entered into a sub-advisory agreement dated January 14, 2009 pursuant to which Aurion acts as sub-advisor for certain funds managed by GCICL.  These funds include Dynamic Aurion Canadian Equity Class and Dynamic Aurion Tactical Balanced Class.  The sub-advisory agreement is terminable by either party upon not less than 90 days written notice to the other party or immediately by GCICL upon the occurrence of certain events, including upon the bankruptcy or insolvency of Aurion.

GCICL, DundeeWealth S.A. and Dynamic Investment Fund™ have entered into an investment management agreement dated April 10, 2008 pursuant to which GCICL acts as investment manager for Dynamic Investment Fund and its six sub-funds, which are Dynamic Precious Metals Sub-Fund™,

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Dynamic Power Canadian Growth Sub-Fund™, Dynamic Power American Growth Sub-Fund™, Dynamic Global Dividend Sub-Fund™, Dynamic Global Discovery Sub-Fund™ and Dynamic Focus+ Resource Sub-Fund™. The investment management agreement is generally terminable by any party upon not less than 90 days written notice to the other parties. The agreement may also be terminated by any party upon not less than 30 days written notice to the other parties in the event of a breach of the agreement by a party, unless the breach has been cured. In addition, DundeeWealth S.A. may terminate the investment management agreement immediately when it is in the interests of the investors of Dynamic Investment Fund to do so.

Goodman & Company US and DundeeWealth US have entered into an investment advisory arrangement pursuant to which Goodman & Company US provides investment advisory and other services for certain funds distributed in the U.S.  The investment advisory agreement is terminable by either party upon not less than 60 days written notice to the other party.  The agreement may also be terminated by either a majority of the independent board of trustees of the fund or by a majority of the fund’s unitholders upon not less than 60 days’ written notice to Goodman & Company US and DundeeWealth US.

Distribution of Dynamic Funds, Portfolio Solutions and Other Investment Solutions

DundeeWealth’s investment management business employs a multi-channel strategy designed to achieve a broad distribution of Dynamic Funds, Portfolio Solutions and Other Investment Solutions.  Dynamic Funds, Portfolio Solutions and Other Investment Solutions are distributed through approximately 33,500 financial advisors located across Canada and, in respect of closed-end investment products, investment dealer syndicates.

Dynamic Funds and Portfolio Solutions are generally offered for sale on a continuous basis.  Investors may choose to purchase securities of these funds under a deferred sales charge method or under an initial sales charge method.  In general, if the investor purchases under the deferred sales charge method, no initial commission is paid by the investor, the entire investment is invested in securities and, upon redemption within a specified period of the purchase, a redemption fee calculated as a percentage of the redemption proceeds is deducted by GCICL from the redemption proceeds.  Generally, Dynamic Funds and Portfolio Solutions may be purchased under: (i) a regular deferred sales charge schedule in which the percentage representing the sales charge incurred on redemption decreases over a six-year period from 6% in the first year to nil after the sixth year; or (ii) a shorter schedule (“low load”) in which the percentage representing the sales charge incurred on redemption decreases over generally a three-year period from 3% during the first 18 months to 2% between 18 and 36 months (and nil thereafter).  Generally, for investments made on a regular deferred sales charge basis, GCICL pays the investor’s dealer a sales commission of up to 5% of the total monies invested in a fund.  For investments made on a low load redemption schedule basis, GCICL generally pays the investor’s dealer a 3% commission on the total monies invested in a fund.  GCICL currently finances deferred sales charge commissions using internal cash resources although GCICL has used external financing mechanisms in the past.

If the investor purchases securities of a fund under the initial sales charge method, a sales commission is paid at the time of purchase and no commission, fees or other charges are charged at the time of redemption (other than a short term trading fee where applicable).  Such front-end commissions are negotiated between the investors and their financial advisor.

GCICL pays trailer service fees to assist dealers in providing ongoing services to client accounts.  These fees are payable in respect of the total client assets in qualifying funds serviced by these financial advisory firms.  Payment is made either monthly or quarterly and is equal to a percentage of the total client assets serviced by such financial advisors in such period.  Trailer service fees range from nil to 67% of the management fees earned by GCICL in respect of the services it provides to the Portfolio Solutions and up to 80% in respect of the services it provides to the Dynamic Funds.  With respect to purchases made under the low load redemption schedule, GCICL does not generally commence the payment of trailers to dealers until one year after the date that such funds were purchased.  In certain cases, GCICL may pay reduced or no trailer service fees to dealers who do not service their client accounts.  Trailer service fees may be discontinued or modified by GCICL at any time without notice.

Dundee Corporation

As permitted under applicable securities laws and certain industry guidelines, GCICL provides a range of marketing support programs to assist financial advisors in their efforts to market DundeeWealth’s investment products, including providing research materials on Dynamic Funds and Portfolio Solutions and marketing materials generally describing the benefits of mutual fund investing.  GCICL organizes educational conferences and seminars for financial advisors and, in compliance with regulatory requirements, may share with registered dealers and brokers the cost of advertising and marketing activities, including investor conferences and seminars.  GCICL believes that its partnership-like relationship with independent financial advisors assists such financial advisors by improving their time with clients and provides them with the opportunity to learn more about giving sound financial advice.  Such programs may be discontinued or modified at any time without notice.

FINANCIAL ADVISORY

DundeeWealth’s financial advisory business encompasses the advisors of Dundee Securities, Dundee Private Investors Inc. (a mutual fund dealer), Dundee Insurance Agency Ltd. (a managing general agent) and Dundee Mortgage Services Inc. (a mortgage broker), all operating under the Dundee Wealth Management brand.  The following is a breakdown of advisors and branches operating under the Dundee Wealth Management brand as of February 28, 2010 (1):

IIROC (3)Advisors	535
MFDA (4)Advisors	525
Insurance-only Agents	143
	1,203

IIROC Branches and Sub-Branches	209
MFDA Branches and Sub-Branches	247
	456	(2)

Note:

(1)	The majority of the branches are independent businesses owned and operated by the advisors under the Dundee Wealth Management brand.

(2)	This number includes 448 independent branches and sub-branches of DundeeWealth’s financial advisory network.

(3)	Investment Industry Regulatory Organization of Canada.

(4)	Mutual Fund Dealers Association of Canada

DundeeWealth’s financial advisory business is a network of full service, independent financial planning and investment professionals, who provide a wide range of wealth management products and services to individuals and businesses across Canada.  Our open architecture approach provides investment products created by third party entities as well as by the investment management business of DundeeWealth.  Revenues are primarily derived from commissions, advisory fees, transaction fees and administration fees relating to the sale of investment, insurance and lending products.  These products and services, designed to assist clients in achieving their financial goals, include the following:

•	mutual funds, fee-based programs, portfolio solutions and managed account programs;

•	common and preferred shares of companies listed on various public markets and exchanges, initial public offerings, exchange traded funds and alternative investments;

•	fixed income securities including government and corporate bonds, money market instruments and guaranteed investment certificates (GICs);

•	life insurance, disability, critical illness and long term care insurance solutions for individuals and corporate applications;

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•	segregated funds and annuities;

•	banking products including lending and deposit based products such as RRSP loans, residential mortgages and high yield savings accounts; and

•	financial planning, estate planning and comprehensive wealth management advice.

DundeeWealth provides a flexible infrastructure for advisors to work within a full service securities platform, a mutual fund dealer platform or an insurance sales platform as either employees or independent agents.  DundeeWealth’s flexibility is attractive to a wide variety of advisors.

DundeeWealth executes its strategy, in part, by providing access to high quality products, training and management tools to its advisors and clients.  Both its MFDA and IIROC member firms share a common back office infrastructure and technology that provides comprehensive reporting and administrative capabilities.

DundeeWealth’s financial advisory business has grown from $5.2 billion in assets under administration at August 31, 1999 to $25.4 billion in assets under administration and, in addition, $2.1 billion assets under management, both as at February 28, 2010. $2.4 billion of such assets under administration and $755 million of such assets under management are attributable to Dundee Securities’ corporate financial group described below under the heading “Capital Markets – Corporate Financial Advisory”. DundeeWealth attributes this increase in assets under administration to:

•	acquisitions;

•	market appreciation

•	growth in new client relationships;

•	an increase in the sale of fee based investment products;

•	new advisors joining DundeeWealth; and

•	the introduction of tools and training that has assisted advisors in expanding their client base.

DundeeWealth is committed to providing its advisors with the resources necessary to meet the ongoing needs of clients and expand their client base by:

•	providing ongoing technical training and education programs on new investment products, risk management and portfolio management;

•	providing advisors with a broad range of new financial products such as exchange traded funds, tax advantaged investments and alternative investments;

•	providing investment research and economic commentaries prepared specifically for individual investor clients; and

•	providing professional sales and marketing support by investing together with its advisors in marketing and advertising designed to promote and grow the business.

CAPITAL MARKETS

The capital markets business of DundeeWealth is conducted through Dundee Securities and operates under the Dundee Capital Markets brand.  The principal activities included in this business unit are

Dundee Corporation

investment banking, institutional equities sales and trading and investment research and corporate financial advisory services.  It also includes proprietary equity trading as well as retail fixed income and foreign exchange activities, the latter two principally designed to service DundeeWealth’s financial advisory and asset management businesses.  Dundee Capital Markets has aligned its principal focus into core sectors.  Opportunities in other sectors will be explored where merited as a result of existing relationships, changing market conditions and other factors, but resources, including financial and intellectual capital, will be concentrated in these core sectors.  Employee numbers provided below for Dundee Capital Markets are as of February 28, 2010.

Investment Banking

Dundee Capital Markets’ investment banking group provides a variety of financial services, including underwriting the sale of securities to the public, private placements of securities and advisory services related to mergers and acquisitions, divestitures, restructurings and stock exchange listings.  The investment banking group has technical expertise and specialized capabilities in its core sectors.  In the last few years the investment banking group has continued to increase its presence in Canada's investment community with respect to its participation in both the number of transactions and in its general participation level within underwriting syndicates.  The investment banking and equity capital markets group currently employs 30 professionals located in Toronto, Calgary and Vancouver.

Institutional Equities Sales and Trading

The primary focus of the institutional equities sales and trading group is the selling, purchasing and trading of equity and equity-related securities on behalf of institutional clients, including mutual funds, hedge funds, pension funds, banks and insurance companies, generally involving large blocks of listed and over-the-counter equities.  These transactions are typically handled on an agency basis, but Dundee Capital Markets may, from time to time, take long or short positions as principal to facilitate client trading.  Dundee Capital Markets utilizes its own capital for principal trading, both for its own account as well as to improve liquidity and facilitate client transactions.

The institutional sales and trading group is comprised of 15 institutional traders and 8 institutional sales professionals located in Toronto, Montreal and Vancouver representing Dundee Capital Markets on all Canadian stock exchanges and significant alternative trading systems.  The institutional sales and trading group works closely with the investment banking and the research groups to meet the needs of institutional investors in creating and effecting equity based capital markets transactions.  Additionally, Dundee Capital Markets has a proprietary equity trading team which is comprised of 3 professionals, based in Toronto.  This team trades a proprietary account for Dundee Capital Markets in the equities markets.

Corporate Financial Advisory

Dundee Securities’ corporate financial advisory group is comprised of 40 retail investment advisors and portfolio managers. These advisors are employees of Dundee Securities and are located in Dundee’s corporate offices in Montreal, Toronto, Calgary, and Vancouver.  The group was recently integrated into Dundee Capital Markets in order to leverage the synergies available from these advisors’ focus on portfolio management and equity and bond securities.

Investment Research

The research group provides individual investors and institutional clients with reports and opinions covering a number of industry sectors and specific companies to assist in the making of investment decisions.  The Dundee Capital Markets’ research group has a total of 32 professionals including 18 research analysts and 14 research associates providing research coverage on approximately 147 specific companies with a principal focus on its core sectors.

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Other

Dundee Capital Markets operations also include a retail fixed income operation comprised of 5 individuals which provides fixed income product to our financial advisory network and foreign exchange operations comprised of 2 individuals who provide foreign exchange services to our financial advisory network and to other parts of the DundeeWealth business.

REAL ESTATE

Dundee Corporation’s real estate activities consist of as of February 28, 2010: (i) the operations of its 70% owned subsidiary, Dundee Realty; and (ii) the Company’s approximate 14.5% interest in Dundee REIT.

Dundee Realty

Dundee Realty is involved in a wide spectrum of activities in the real estate sector including the acquisition, sale, and development of commercial and residential real estate.  Dundee Realty has also established an asset management and advisory services business, Dundee Real Estate Asset Management, through which it provides third party asset management and advisory services in the real estate sector encompassing commercial real estate and real estate development, as well as investment in Canadian renewable energy infrastructure assets.  As of December 31, 2009, DREAM managed real estate assets of $3.3 billion on behalf of its clients.

Dundee Realty currently has 306 employees.

Land

Dundee Realty’s portfolio of land under development and held for development extends across the country and into the United States.

Aggregate development costs on land were approximately $62.7 million during 2009 and were incurred mainly in the Harbour Landing project in Regina, Stonebridge project in Saskatoon and Meadows project in Edmonton. During 2009, Dundee Realty acquired 256 acres of land in Saskatoon for $4.2 million and the remaining 50% interest in the Willows development project, which includes 76 lots and 23 acres of land in Saskatoon from its joint venture partner for $5.8 million.  In addition, Dundee Realty has entered into agreements to purchase over 200 acres of zoned land in Calgary for approximately $49 million from which it expects to generate sales commencing in 2010.

During 2009, Dundee Realty sold 854 lots at an average selling price of $107,000 per lot compared to 920 lots at an average selling price of $125,000 per lot in 2008.  Dundee Realty also sold 42 parcel acres at an average price of $419,000 per acre in 2009 compared to 215 parcels at an average price of $286,000 per acre in 2008.

Twenty (20) lot sales were completed in Calgary in 2009.  Development of new lot inventories in Calgary is currently limited to lands in High River, a development located approximately one hour from downtown Calgary.  Subsequent to December 31, 2009, Dundee Realty entered into agreements to acquire in excess of 200 acres of undeveloped land in Calgary adjacent to two existing projects.  These sites have received zoning approvals and are expected to generate sales commencing in 2010 through to 2014.

The market in Edmonton accelerated significantly in the second half of 2009 resulting in the purchase of new lots to meet increased demand.  In 2009, Dundee Realty sold 332 lots and 10 parcel acres in Edmonton.  In Regina, Sales at Dundee Realty’s Lakeridge project, which is a mature mid-range development are expected to do well in 2010 while Harbour Landing, a newer higher-end development, is expected to continue to increase momentum as the subdivision progresses.  Aggregate sales in Regina totalled 164 lots and 2 parcel acres in 2009.

Dundee Corporation

Dundee Realty sold 314 lots and 30 parcel acres in Saskatoon in 2009. Dundee Realty has high quality land holdings in Saskatoon with Willows, Stonebridge and Hampton Village providing residents with a wide selection of choices.

Housing and Condominiums

Construction on the 383-unit Pure Spirit condominium at The Distillery Historic District in Toronto is complete and registration has been received.  An additional 19 units at the Pure Spirit condominium units closed in 2009, bringing the total sales to 379 out of 383 units.  Closings in 2009 generated net proceeds of $85.8 million which were used to repay construction financing of approximately $58.6 million with the balance reducing the amount owing on Dundee Realty’s revolving term credit facility.  The southeast corner project, originally a two-tower condominium development project on the Distillery site, has been modified into a two-phase project with re-zoning and official plan amendments having been approved.  Phase 1 of the project, the 347-unit Clear Spirit tower, is 95% pre-sold at December 31, 2009 and construction commenced in September 2009 with anticipated closings in 2012.  Phase 2 of the project, the Gooderham tower, is over 78% pre-sold and construction is expected to commence in the spring of 2010.  The Corktown project in Toronto is progressing well with Phase 1 and Phase 2 both being 88% pre-sold.  Two Gladstone Avenue, a 54-unit condominium project in Toronto is 78% pre-sold and construction is expected to commence in the spring of 2010.

Housing operations in western Canada continued to achieve modest growth in 2009, mainly as a result of strong demand and higher than average selling prices. Dundee Realty sold 203 units in western Canada at an average selling price of $344,000 per unit. At December 31, 2009, there were 123 housing units under construction of which 76 are pre-sold. Dundee Realty expects to have a profitable year in Regina and Saskatoon as the oversupply of lots that existed last year has been absorbed.

Construction is complete on the Base Camp project, a 64-unit flagship residential lodge in a prime ski in/ski out location at the Sol Vista ski area located in Granby, Colorado.  In 2009, 10 closings were completed and two more contracts are expected to close in 2010.

Revenue Properties

In 2009, Dundee Realty, through its 20% interest in Firelight Infrastructure Fund, invested $18.8 million in the Dalhousie Mountain windmill project in Nova Scotia.  The expenditures were comprised of site preparation costs and the purchase and installation of wind turbines and transmission equipment.  Construction was completed in December 2009. Commercial operations will commence in March 2010 upon completion of testing and certification.   Dundee Realty, through a joint venture arrangement, also acquired three retail units in Toronto for $1.1 million.  In December 2009, Dundee Realty also acquired the remaining 50% interest in the Willows golf course from its joint venture partner for $1.1 million.

Capital expenditures related to other properties were minimal as Dundee Realty limited spending to essential items.

Dundee Real Estate Asset Management (“DREAM”)

DREAM is a fully diversified real estate investment and asset management company with a scope of business that includes real estate asset management and advisory services encompassing commercial real estate and real estate development, as well as investments in Canadian renewable energy infrastructure assets.  At December 31, 2009, DREAM managed assets with an estimated value of $3.3 billion and earned management fee revenues of $11.8 million.

DREAM also earns asset management revenue in respect of projects in which Dundee Realty has invested capital, including Dundee Realty’s investments in real estate and infrastructure projects.  In 2009, DREAM recognized $2.9 million of asset management revenues in respect of projects in which Dundee Realty has invested capital.

Dundee Corporation

Dundee REIT

Dundee REIT is an unincorporated, open end, real estate investment trust and provides high quality, affordable business premises.  It is focused on owning, acquiring, leasing and managing mid-sized urban and suburban office and industrial properties in Canada.  At December 31, 2009, Dundee REIT’s portfolio consisted of approximately 7.4 million square feet of gross leasable area, located across Canada.

The Company’s interest in Dundee REIT is held through its interest in Dundee Realty and certain wholly- owned subsidiaries of the Company that own limited partnership units of Dundee Properties Limited Partnership (“DPLP”), which holds all of the rental properties of Dundee REIT, and Dundee REIT Units, Series A.  The limited partnership units held indirectly by the Company are not publicly traded and are exchangeable into Dundee REIT Units, Series A at any time.  Dundee REIT Units, Series A are traded on the TSX.

At February 28, 2010, Dundee Corporation owned 0.9 million Dundee REIT units and 3.5 million units of DPLP, representing a combined 14.5% interest in Dundee REIT.

Pursuant to Dundee REIT’s declaration of trust, the Company has the right to appoint up to one less than a majority of the trustees, provided that the Company and its affiliates continue to beneficially own, in the aggregate, at least 2,000,000 Dundee REIT Units, Series A (or securities exchangeable into Dundee REIT Units, Series A).  The declaration of trust also provides the Company with pre-emptive rights on the issuance of Dundee REIT Units, Series A or any securities convertible into or exchangeable for Dundee REIT Units, Series A to maintain its proportionate interest in Dundee REIT.

RESOURCES

The Company’s resource activities are carried out primarily through its wholly-owned subsidiary, Dundee Resources which oversees operations in the Company’s 54% owned subsidiary Eurogas, which is involved in natural gas storage activities in Spain as well as the Company’s 53% owned subsidiary Eurogas International Inc., which carries out oil and gas exploration and development with interests in Tunisia.  The resource segment followed by Dundee Resources also includes various other portfolio holdings including our ownership interests in Dundee Precious, Breakwater, Odyssey Resources Limited (“Odyssey”), Corona Gold Corporation (“Corona”), and Valdez Gold Inc. (“Valdez”).

Dundee Resources

Dundee Resources is a wholly-owned subsidiary of the Company that provides technical support to Dundee Corporation and certain of its subsidiaries, in evaluating potential investments in companies engaged in the mining and energy sectors, preparing due diligence and research reports in connection with such investments, and monitoring the ongoing performance of the Company’s portfolio of investments.

As of February 28, 2010, Dundee Resources had 10 employees.

Eurogas (TSX VENTURE: EUG)

Eurogas is a Canadian-based company whose common shares trade on the TSX Venture Exchange ("TSXV") under the symbol EUG.  Eurogas is focused on creating long-term value through the development of high-impact energy projects.  Eurogas holds interests, both directly and indirectly, in the development of an underground natural gas storage facility in Spain and in certain exploration programs for oil and natural gas located offshore of Tunisia.

Dundee Corporation

Spanish Oil and Gas Projects

Eurogas’ 73.7% owned subsidiary, Castor UGS Limited Partnership (“CLP”), holds an interest in the Castor Exploration Permit through its investment in Escal UGS S.L. (“Escal”).  The Castor Exploration Permit is owned directly by Escal and covers the abandoned Amposta oil field, which will be utilized by Escal for its Castor underground gas storage project (“Castor Project”).

The Castor Project and facility is expected to provide Spain with urgently needed gas storage capacity by converting the abandoned Amposta oil field to gas storage operations.  The project consists of an underground gas storage reservoir that lies at a depth of 1800 metres approximately 21 kilometres off the east coast of Spain in the Mediterranean Sea; two offshore platforms for 13 wells and processing facilities; an onshore compression and processing plant located in the municipality of Vinaroz and an adjoining 30-inch pipeline.  The estimated cost of the Castor Project is approximately €1.131 billion, with gas injection scheduled to begin in 2012.

The Castor underground gas storage facility’s anticipated significant working gas storage capacity of 1.3 billion cubic metres is expected to provide a reserve for seasonal and extraordinary peak demands, as well as the ability to respond to normal daily peak demands.  The facility’s anticipated high delivery rate of 25 million cubic metres per day will contribute strategic storage and reliability of supply to industrial and domestic customers in Spain.  Upon completion, the Castor Project and facility will become a regulated utility forming a crucial element of Spain’s energy infrastructure.

On June 15, 2008, the Castor Exploration Permit was replaced by a development concession, which allows Escal to construct and utilize the Castor Project (the “Development Concession”).

Investment in Escal UGS  S.L.

In 2007, CLP entered into agreements with ACS Servicios Comunicaciones y Energia, S.L. (“ACS”) and Enagas, S.A. (the “ACS Transaction”) pursuant to which Escal issued shares to ACS such that ACS increased its ownership in Escal from 5% to 66.67%, reducing CLP’s interest to 33.33% from 95%.  The completion of the ACS Transaction was conditional on receipt of certain concessions by the Spanish authorities, which Escal received in the second quarter of 2008.

As part of the ACS Transaction, Enagas S.A., the technical manager of the gas system and common carrier for the high pressure gas network in Spain, will acquire 50% of ACS’s interest in Escal at commissioning and start up of the project, subject to certain terms and conditions. The ACS Transaction provided for ACS repaying to CLP substantially all of the amounts it previously invested in the Castor Project aggregating approximately €27.9 million.  As at December 31, 2009, CLP had received approximately €27.1 million against amounts receivable and approximately €0.4 million remained outstanding.  CLP may receive further amounts up to a maximum of approximately €2.6 million at a future date, should some or all of the expenditures associated with those investments be recognized for remuneration within the Castor Project.

In accordance with the terms of the ACS Transaction, ACS is also responsible for providing equity and arranging bridge and project financing for the Castor UGS Project, including providing all guarantees that may be required from the lenders and by local and central governments to the point of formal commissioning of the project into the Spanish gas system, with gas injection scheduled to begin in 2012.

Escal and its shareholders have engaged a group of banks to lead a process to obtain a 10-year loan for up to a maximum of €1.575 billion to finance the construction and commissioning of the Castor offshore and onshore facilities including pipelines, interest and guarantees during construction.  This mandate has been given to Banco Español de Crédito, S.A., Caja de Ahorros y Monte de Piedad de Madrid, Banco Santander, S.A. and Société Général (jointly the “Coordinating Banks”), as the initial step in securing project financing and in order to establish the final terms and conditions to be agreed upon, if and when,

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the banks formally complete the project financing.  The Coordinating Banks have initiated the process of procuring potential participants in a financing syndicate.

As part of the arrangement, interim financing currently available to Escal will be replaced by way of a bridge loan to a maximum of €250 million, until mid-March 2010.  The bridge financing will be repaid on closing of the project financing.

Onshore Site

The local authorities approved the site for the proposed onshore facilities in early 2008 and Escal has completed the procurement of land.  The routing of the subsea pipeline from the shore to the site of the onshore facilities has been established and the necessary right of ways will be granted as part of the Administrative Authorization Permit which is expected shortly.  Earth works on the site is expected to commence in early 2010.

Engineering, Procurement, Construction (“EPC”)

Escal has submitted its budget to the Ministry of Industry with planned spending of $1.7 billion.  As at December 31, 2009, $344 million has been spent.  The budget outlines spending for permitting, engineering, procurement and land acquisition.  ACS in its capacity as the overall EPC contractor has awarded most of the major contracts, including the EPC and the transportation of the two offshore platforms, namely, the wellhead platform and the process platform, the drilling of 12 offshore wells, and the EPC of the onshore facilities.  EPC contracts are pending for the installation of the onshore and offshore pipelines.

Detailed engineering for all facets of the project is underway.  The pipe required for the drilling of the wells has been procured and delivery is expected in the near future. Enagas S.A. has also contracted and will pay for the construction of the pipeline needed to connect the Castor onshore facility to the national gas pipeline grid. Escal expects to complete the wellhead platform and start construction of the process platform in the second quarter of 2010, followed by drilling operations beginning in the third quarter, and commencement of pipeline construction in the fourth quarter.  The targeted completion date for the Castor Project is mid-2012.

Business Reorganization of Eurogas International Inc. Completed in 2008

In July, 2008, Eurogas announced a restructuring plan that would allow for the distribution of its 100% interest in Eurogas International as a dividend-in-kind to shareholders of Eurogas (the “Restructuring”), such that each shareholder of Eurogas received one newly issued common share of Eurogas International for every five shares of Eurogas held.  As part of the Restructuring, Eurogas exchanged its previous interest in the common shares of Eurogas International for 32,150,000 newly issued Series A Preference Shares and 31,143,635 newly issued common shares of Eurogas International.  The newly issued common shares of Eurogas International were then distributed to shareholders of Eurogas at nominal value as part of the Restructuring.  Additional information regarding Eurogas International is set out below.

Series A Preference Shares

The Series A Preference Shares issued by Eurogas International rank in priority to the common shares of Eurogas International as to the payment of dividends and the distribution of assets on dissolution, liquidation or winding-up of Eurogas International and entitle Eurogas, as the holder thereof, to a fixed preferential cumulative dividend at the rate of 4% per annum.  The Series A Preference Shares may be redeemed, at the option of either Eurogas International or Eurogas, at any time, at a price equal to their face value of $32.15 million.  Eurogas has indicated to Eurogas International that it does not intend to exercise its redemption entitlement until December 2011.

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In August 2009, Eurogas approved a request by Eurogas International to defer entitlement to payment of the cumulative 4% cash dividends payable on the Series A Preference Shares and entitlement to receive payment once such dividends are declared, until December 31, 2011.  Eurogas may, if requested by Eurogas International, reinvest any cash received in respect to dividend payments into common shares of Eurogas International, subject to regulatory approval.

Eurogas International Inc. (CNSX:EI)

Eurogas International is an independent oil and gas company, incorporated under the Companies Act (Barbados), engaged in exploration and evaluation on its extensive landholdings offshore Tunisia, targeting large scale oil and natural gas reserves.  It holds a 45% working interest, and is the non-operating partner, in the Sfax offshore exploration permit (the “Sfax Permit”) covering 908,425 acres located in the shallow Mediterranean waters in the Gulf of Gabes, offshore Tunisia and southeast of the city of Sfax.  Eurogas International’s common shares are traded on the Canadian National Stock Exchange (“CNSX”) under the symbol EI.

In 2008, Eurogas completed a restructuring plan that distributed 100% of its common share interest in Eurogas InternationaI as a dividend-in-kind to shareholders of Eurogas (the “Restructuring”), such that each shareholder of Eurogas received one newly issued common share of Eurogas International for every five shares of Eurogas held.  Immediately prior to the Restructuring, Eurogas had exchanged its previous interest in the common shares of Eurogas International for 32,150,000 newly issued Series A Preference Shares and 31,143,635 newly issued common shares of Eurogas International that were then distributed as a dividend.  Eurogas continues to hold the Series A Preference Shares which pay a fixed preferential cumulative dividend of 4% per annum and have a redemption value of $32.15 million.  The Series A Preference Shares may be redeemed, at the option of either Eurogas International or Eurogas, at any time.  Eurogas has indicated that it does not intend to exercise its redemption entitlement until December 2011.  On March 31, 2009, the common shares of Eurogas International were listed on the Canadian National Stock Exchange (“CNSX”).

Eurogas approved a request by Eurogas International to defer entitlement to payment of the cumulative 4% cash dividends payable on the Series A Preference Shares and entitlement to receive payment once such dividends are declared, until December 31, 2011.  Eurogas may, if requested by Eurogas International, reinvest any cash received in respect to dividend payments into common shares of Eurogas International, subject to regulatory approval.

Agreement with Delta Hydrocarbons B.V.

On April 7, 2008, Eurogas International and Atlas Petroleum Exploration Worldwide Ltd. (“APEX”), its operating partner, announced that they had entered into a series of agreements (the “Delta Agreements”) with Amsterdam-based Delta, whereby Delta acquired a 50% interest in the Sfax Permit and the Ras El Besh Concession (the “Joint Venture”) and a 50% interest in Innovative Production Services, Ltd. (“IPS”) in exchange for the expenditure by Delta of an aggregate US$125 million.  The arrangements with Delta provided that in the event Delta did not fulfill its spending commitment, the 50% participating interest that was assigned to Delta would be subject to reversal and Eurogas International’s and APEX’s interest in the Joint Venture and IPS would revert to 45% and 55%, respectively.

In May 2009, Delta expressed a desire to exit from the farmout agreement.  Under a settlement agreement, Delta reassigned its 50% participating interest to APEX and Eurogas International.  In exchange, Delta is entitled to a portion of certain payments, if and when received by the joint venture, including a share of the proceeds from the cost oil portion of any future production revenues from the Sfax Permit and a share of the proceeds from any sale or lease of the MOPU, to a maximum of US$20 million.  Delta’s entitlement pursuant to the settlement agreement is conditional on Delta meeting its obligations as defined in the settlement agreement, including Delta’s commitment to fund 50% of any costs associated with certain asset retirement obligations until December 9, 2011 as well as to fund its pro-rata share of ongoing costs associated with the Seawolf Litigation (see below).

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During the term of Delta’s farmout agreement, capital expenditures in respect of the Tunisian asset pool were substantially funded by Delta pursuant to its US$125 million spending commitment.  On completion of the reassignment, Eurogas International's and APEX’s participating interest in the Sfax Permit, Ras-El-Besh concession and IPS reverted to 45% and 55%, respectively.  Accordingly, Eurogas International is responsible for 45% of ongoing capital expenditures related to these activities.

Sfax Permit Update

Eurogas International is currently conducting exploration programs for oil and natural gas offshore Tunisia in the Gulf of Gabes, where it holds an interest in the 1.0 million acre Sfax Permit.

The Sfax Permit lies within a hydrocarbon fairway that trends from offshore Libya, through the Gulf of Gabes, to onshore Tunisia and includes major oil and gas fields. The Sfax Permit is surrounded by producing oil and gas fields to the west, north and east, including the Ashtart oil field that lies along the southeast boundary.

Following the granting of the Sfax Permit in 2004, Eurogas International and its then sole joint venture and operating partner, APEX, acquired a new 3-D seismic program over 348 km2 of the permit, which included the known Ras-El-Besh and Jawhara prospects that tested oil. The seismic provided an improved understanding of the geology.

In 2005, the Sfax Permit was converted to an exploration permit under the terms of a production sharing contract.  The four year permit included a commitment to undertake seismic work, which has been completed, and to drill one exploration well prior to December 9, 2009.  The Ras-El-Besh well (see “Ras-El-Besh Concession”) was the commitment well for the Sfax Permit.  On January 19, 2009, the Tunisian Hydrocarbon Committee approved a two-year extension to the Sfax Permit, which will extend the primary term to December 8, 2011.  As a condition of the extension, Eurogas International has committed to drill an additional exploration well on the Sfax Permit during the extension period.

Eurogas International, on behalf of the joint venture, is overseeing the reprocessing of four 3-D seismic surveys on the Sfax Permit. The 340 km2 Sfax program over the Ras-El-Besh and Jawhara oil prospects is now complete and mapping has commenced. The 60 km2 and 460 km2 programs for Salloum and the Kerkennah Banks, respectively, and a portion of the older Ashtart 3-D survey will be reprocessed during the first half of 2010. Selected 2-D seismic lines will also be reprocessed to support the mapping of prospects and leads on the permit. Once this reprocessing is complete, Eurogas International, together with its joint venture partner, will remap the prospects and leads, then seek a new farmout partner to drill an exploration well to satisfy the outstanding drilling obligation.

Eurogas International is the non-operating partner in the permit.  All costs associated with the Sfax Permit are capitalized as part of the exploration and evaluation phase of operations.  For the year ended December 31, 2009, an aggregate of $3.4 million was capitalized to the Tunisian asset pool.

Ras-El-Besh Concession

In July 2006, Eurogas International and APEX received approval for the development concession over the Ras-El-Besh (“REB-3”) prospect within the Sfax Permit and drilling of the REB-3 well commenced on June 16, 2008.  Upon completion of drilling and testing the REB-3 well, the joint venture partners requested and received approval from the Tunisian government to temporarily suspend the well and release the drilling rig, both of which were done.  Agreement by the Tunisian government was subject to the reinterpretation and remapping of seismic data, after which the joint venture partners must decide to either reenter or abandon the well.  This assessment will be conducted during 2010.  In the event of abandonment, the total cost to the joint venture is estimated at between US$6.5 million to US$10 million.  Actual costs will depend on factors such as the mobilization and demobilization cost of the rig and prevailing rates.

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Mobile Offshore Production Unit

Eurogas International holds an interest in a mobile offshore production unit (“MOPU”) through its 45% investment in Innovative Production Services Ltd. (“IPS”) which was acquired with the expectation of producing, processing and transporting oil on certain development concessions on the Sfax Permit.  During the year ended December 31, 2009, Eurogas International expended $1,558,130 to renovate and upgrade the MOPU.  Eurogas International is currently evaluating alternative usage of the MOPU, including the monetization of the asset through a possible sale or lease arrangements.

Seawolf Litigation

APEX, as operator under the Sfax joint venture commenced arbitration proceedings against Seawolf Oilfield (Cyprus) Limited and Seawolf Oilfield Services Limited (collectively, “Seawolf”) under the rules of the London Court of International Arbitration (“LCIA”).  APEX filed a statement of case seeking damages for misrepresentations and breach of a drilling contract in respect of the REB-3 well as well as payment of indemnities under the contract.  Seawolf responded to APEX’s claims and filed a counterclaim.  APEX is in the process of preparing for the LCIA hearing, which is scheduled for the second quarter of 2010.  During the third quarter of 2009, APEX was successful in obtaining a default judgment against Seawolf in the state of Texas.

Dundee Precious Metals Inc. (TSX: DPM)

Dundee Precious is a Canadian based, international mining company engaged in the acquisition, exploration, development and mining of precious metals. Dundee Precious has assembled a pipeline of mining projects at various stages of development. It currently has projects in: (1) the operating and redevelopment stage; (2) the feasibility and development stage; (3) the scoping and advanced exploration stage; and (4) the early exploration stage.

Dundee Precious’ operating interests include 100% ownership of Chelopech Mining EAD (“Chelopech”) a gold, copper, silver concentrates producer, owner of the Chelopech mine located approximately 70 kilometres east of Sofia, Bulgaria and a 95% interest in Vatrin Investment Limited (“Vatrin”), a private entity which holds 100% of Deno Gold Mining Company CJSC (“Deno Gold”), its principal asset being the Kapan mine, a gold, copper, zinc, silver concentrates producer located about 320 kilometres south east of the capital city of Yerevan in southern Armenia.  Dundee Precious’ interest also include a 100% interest in the Krumovgrad development stage gold property located in south eastern Bulgaria, near the town of Krumovgrad, through its wholly-owned subsidiary, Balkan Mineral and Mining EAD (“BMM”) and three significant exploration and exploration concessions in one of the larger gold-copper-silver mining regions in Serbia.

Chelopech - Mine and Mill Expansion Project

Chelopech is presently expanding its mine and mill operations to approximately double its annual concentrate production capacity (the “Project”). The Project comprises: (i) the expansion of mine production capacity, (ii) the installation of a new semi-autogenous grinding (“SAG”) mill and (iii) the modernization and upgrade of the existing concentrator. It is expected that the Project will be completed in the second half of 2011.  An updated life of mine plan has been approved by the Ministries of Economy and Energy (“MoEE”) and of Environment and Water (“MoEW”). Dundee Precious is in discussions with a number of financial institutions regarding debt financing for the Project.

Metals Processing Facility (“MPF”) Project

In September 2009 and January 2010, respectively, the MoEW issued the Integrated Pollution Prevention and Control (“IPPC”) and the Seveso (working with hazardous substances) permits for the MPF that is proposed to be constructed at the site of the Chelopech mine. The IPPC and Seveso permits are prerequisites for the issuance of the MPF construction permit. In November 2009, however, the Bulgarian

Dundee Corporation

Supreme Administrative Court (the “Court”) revoked the Environmental Impact Assessment (“EIA”) resolution issued by the MoEE in July 2008 and returned the EIA administrative file to the MoEW for another review. This decision does not impact on the Chelopech mine/mill expansion project. Dundee Precious considers the Court’s reasons for its decision to be unsubstantiated and without merit and has appealed this decision. On January 28, 2010, Chelopech received an appeal claim against the IPPC permit from a group of non-governmental organizations (“NGOs”). The first hearing under the IPPC appeal is scheduled for May 19, 2010. No appeal of the Seveso permit was filed within the statutory time limit. Pending receipt of all necessary permits to commence construction of the MPF and satisfactory resolution of all appeals related to such permits and the EIA, Dundee Precious will considerably limit its activities with respect to the advancement of the MPF project.

On March 25, 2010, Dundee Precious announced the closing of a transaction with Weatherly International plc (“WTI”) for the purchase of WTI’s Tsumeb smelter assets and related business for US$33 million, consisting of US$18 million in cash and the issuance of approximately 4.4 million common shares of Dundee Precious.  Further, Dundee Precious has an agreement with Louis Dreyfus Commodities Metals Suisse SA (“LDC”), the smelter tolling agent, to settle approximately US$11.4 million of metal exposure and outstanding debt of LDC through a payment of US$2 million and issuance of US$9.4 million in common shares of Dundee Precious.  LDC will continue to have exclusive rights to source the balance of the concentrate for the Tsumeb smelter through to 2020, other than the Chelopech long-term supply contract.

Deno Gold

In response to the positive regulatory and operational advances made by Deno Gold in the period leading up to and the five month period during which it was on temporary care and maintenance, Dundee Precious restarted the mining and milling operations in April 2009.

Krumovgrad

In September 2009, the MoEW issued a Commercial Discovery Certificate (the “Certificate”) for Dundee Precious’ Krumovgrad gold deposit. The Certificate is the final requirement for conversion of the property to a mining concession, the application for which has been filed with the Bulgarian government.

Sale of the Back River Exploration Project

On June 9, 2009, Dundee Precious completed the sale of the Back River exploration project in Nunavut to Sabina Gold & Silver Corp. (“Sabina”).  Pursuant to the transaction, Dundee Precious received in exchange for the Back River project a cash payment of $7 million, 17 million Sabina common shares and 10 million Special Warrants, each exercisable for one common share and one-half of one common share purchase warrant upon Sabina achieving certain exploration and production milestones or upon the occurrence of certain other events, representing an approximate 18.8% interest in Sabina as at such date.

Sale of Serbian Assets

On January 25, 2010, Dundee Precious entered into a non-binding letter of intent with PJV Resources Inc. (“PJV”), a private company, and Rodeo Capital Corp. (“Rodeo”), a capital pool corporation listed on the TSXV for the sale of its Timok gold project through the sale of Dundee Precious’ Serbian subsidiary, Dundee Plemeniti Metali d.o.o. (“Metali”). As consideration for the sale, Dundee Precious will receive a number of units (“Vendor Units”) in the capital of PJV, such that, upon the completion of the Business Combination (as defined below) component of the Timok Transaction (as defined below), Dundee Precious will hold 60% of the issued and outstanding capital of the issuer resulting from the Business Combination, on a non-diluted basis.

The PJV acquisition of Metali will be a component of a wider transaction (the “Timok Transaction”) whereby, as a subsequent step to the acquisition, a three-cornered amalgamation (“Business

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Combination”) will be effected pursuant to which PJV (as financing and acquisition corporation) will amalgamate with a wholly-owned subsidiary of Rodeo, and all the securities of PJV (including those issued to Dundee Precious as part of the sale of its Timok project), will be exchanged for securities of Rodeo. The Timok Transaction will constitute a Qualifying Transaction (as defined in the policies of the TSXV) for Rodeo.

The Timok Transaction is subject to various conditions, including among other things, approval of the Serbian government, entering into definitive agreements, all applicable regulatory approvals and completion of the Minimum Financing. The letter of intent will terminate at the earlier of: (i) April 30, 2010 or (ii) the date of execution of a definitive agreement in respect of the Timok Transaction.

On February 23, 2010, Dundee Precious announced it has entered into a non-binding letter of intent with Queensland Minerals Ltd. (“QML”) for the sale of its Surdulica molybdenum, Tulare copper/gold and Karmanica gold projects, and all associated assets and liabilities located in Serbia.  As consideration, Dundee Precious will receive a 47.5% interest in QML.  Dundee Precious will also receive a cash payment representing restricted cash held by the Serbian government as collateral against the Serbian assets.

On March 15, 2010, Dundee Precious completed a 20,000,000 common share bought deal equity financing at a price of $3.30 per common share (the “DPM Financing”). Dundee Precious intends to use the net proceeds of the offering for ongoing operating and working capital requirements, capital expenditures (including the payment of cash consideration and capital expenditures to sustain operations on the Tsumeb smelter, project capital for the Chelopech mine expansion and the deposit of a portion of the financial guarantee for environmental and rehabilitation costs for the Chelopech mine and facilities) and general corporate purposes. The Company acquired, upon TSX approval, an aggregate of 8,881,200 common shares under the DPM Financing.

At March 15, 2010, the Company owned, directly and indirectly, 28,323,755 common shares of Dundee Precious, representing approximately a 24.10% ownership interest in Dundee Precious.  The Company also owns 3,925,500 warrants of Dundee Precious.

Breakwater Resources Ltd. (TSX: BWR)

Breakwater is a resource company engaged in mining base metal deposits in the Americas.  Breakwater owns or has the exploration rights to base metal and gold exploration properties in Canada, Chile, Honduras and Tunisia and is also engaged in the acquisition, exploration and development of base and precious metals deposits globally.

Breakwater’s principal product is zinc concentrate.  It also produces copper, lead and gold concentrates and silver by-products.  Breakwater sells concentrates to smelters located in Canada, Europe, Asia and South America and to resellers who sell the concentrates to smelters throughout the world.  Breakwater sells a portion of the concentrate it produces under long-term supply agreements.  A portion is also sold by tender as well as into the spot market.

For 2009, Breakwater’s concentrate production was derived form one mine located in British Columbia, Canada; and a mine located in each of Chile and Honduras. On November 2, 2008 Breakwater temporarily suspended operations at Langlois due to the unforeseen decline in commodity prices and the general deterioration of the economic outlook globally. While the unforeseen suspension of operations at Langlois is considered temporary, management is taking a cautionary approach. To this end, on January 19, 2010, Breakwater announced that it has initiated a project to advance two ramps, one from surface to the top of zone 4 and one internal to zone 3. The capital to be spent will be $4.6 million which is expected to be provided in the form of loans and a training and employment grant from the consortium of local, regional and provincial government agencies. In the interim, Langlois will remain on care and maintenance. Breakwater continues to monitor economic conditions to determine when production should recommence.

Dundee Corporation

In 2009, Breakwater entered into three royalty agreements whereby Breakwater sold a “Basic Royalty” on a portion of the payable zinc production, over the life of the Myra Falls mine located in British Columbia.  Breakwater received $95.6 million in consideration, which included royalty income of $86.1 million and indemnity fees and interest of $9.5 million.  The cash received of $86.1 million was placed with a financial institution, for which Breakwater took back promissory notes.  The balance of the funds, $9.6 million, will be used for general working capital purposes.

In the second quarter of 2009, Breakwater completed a public offering of its common shares for net proceeds of $21.4 million.  The offering included the issuance of 230 million units of Breakwater at $0.10 per unit.  Each unit consisted of one common share and one-half of a warrant.  Each whole warrant entitles the holder to purchase one common share at a price of $0.12 per share until April 9, 2014.  In order to maintain its pro rata ownership interest in Breakwater, Dundee Corporation purchased 58 million units pursuant to the offering at a cost of $5.8 million.

At February 28, 2010, the Company owned, directly and indirectly, 170,962,510 common shares of Breakwater, representing approximately a 24.8% ownership interest in Breakwater.  The Company also owns 28,980,000 warrants of Breakwater.

On March 17, 2010, Breakwater announced a bought-deal private placement financing of 11,112,000 flow-through common shares at a price of $0.45 per flow-through share for gross proceeds of approximately $5.0 million. The closing date is expected to be on or about April 1, 2010 subject to receipt of all required regulatory and other approvals, including acceptance by the TSX. The net proceeds from the sale of flow-through common shares will be used to fund exploration activities on Breakwater's properties in the province of Quebec.

Odyssey Resources Limited (TSXV: ODX)

Odyssey Resources Limited (“Odyssey”) is an exploration company whose focus is the acquisition, exploration and development of mineral resource properties.  On May 27, 2009, Odyssey signed two option agreements to acquire a 50% interest in each of the FCI and Auclair properties located in the James Bay region of Quebec, Canada.  Odyssey also holds an interest in several exploration permits grouped in close geographical proximity in Morocco, known as the Alous Copper-Silver Project (“Alous”).  Odyssey is actively looking for new mineral resource projects.  Odyssey trades on the TSXV under the symbol ODX.

In December 2009, Odyssey completed a non-brokered private placement of 4,750,000 flow-through common shares for total proceeds of $950,000. The company did not participate in the offering.

At February 28, 2010, the Company owns or controls, directly or indirectly an aggregate of 11,366,136 common shares of Odyssey representing an approximate 31.4% ownership interest in Odyssey.

Corona Gold Corporation (TSX: CRG)

Corona is a resource focused exploration, development and investment company that has historically been involved in the exploration of geologically attractive properties for precious and base metals in Canada.

At February 28, 2010, the Company owned 4,971,197 common shares, representing approximately a 26.4% ownership interest in Corona.

Valdez Gold Inc. (TSXV: VAZ)

Valdez’ business focuses on the acquisition, exploration and subsequent development of mineral resource properties in Mexico, including the Los Jarros and Jarros Norte properties in the province of Chihuahua, as well as other geologically attractive countries with stable political and investment climates.

Dundee Corporation

In March, 2010, Valdez completed a non-brokered private placement of 7,500,000 flow-through common shares at a price of $0.12 per common share.  The Company purchased 7,125,000 flow-through common shares pursuant to the offering, increasing its interest in Valdez to 38.55%.

Iberian Minerals Corp. (TSXV: IZN)

Iberian Minerals Corp. (“Iberian”) is a Canadian-based global copper and zinc company with interests in Spain and Peru.

The Condestable Mine, owned by Iberian’s subsidiary, Compania Minera Condestable S. A. is located approximately 90 km south of Lima, Peru and operates at 2.2 million tonnes per year of ore processed, producing copper concentrates that also contain gold and silver.

The Aguas Tenidas Mine, owned by Iberians’ subsidiary, Minas de Aguas Tenidas S.A. (“MATSA”) in the Andalucia region of Spain approximately 110 km north-west of Seville, operates a 1.7 million tonnes per year underground mine and concentrator that produces copper, zinc and bulk copper/lead concentrates that also contain gold and silver. MATSA has announced a planned expansion of the processing plant and to allow operations at 2.2 million tones per year by the end of 2010. In October 2009 Iberian announced that it had commenced commercial production at the Aguas Tenidas Mine. Iberian established a bridge financing facility with Trafigura Beheer B.V. (“Trafigura”) of US$21 million which may be utilized for this project.  As consideration, Iberian issued common share purchase warrants to Trafigura which may, in the future, dilute our interest in Iberian.  In addition to our investment in the $25 million debenture, we also own 6.5 million shares of Iberian that, at December 31, 2009, had a market value of $3.1 million

Dundee Resources holds a $25 million subordinated redeemable convertible debenture (the “Iberian Debenture”) in Iberian which earns interest at 6% semi-annually and matures in July, 2011.  The Iberian Debenture is secured by a first charge security against Iberian’s Aguas Tenidas Mine in Spain.

As of February 28, 2010, assuming conversion of the $25 million debenture held in Iberian, Dundee Resources would own an approximate 9.2% ownership interest in Iberian.

African Minerals Limited (AIM:AMI)

African Minerals Limited (“African Minerals”) is a mineral exploration and development company with significant iron ore and base metal interests in Sierra Leone, West Africa.  During July 2009, the Company purchased 4.0 million common shares of African Minerals at a cost of $18.4 million; 2.0 million of such common shares have been allocated by the Company to the Dundee Global Resource LP as a prepayment of the Company’s $200 million commitment.  The common shares were purchased as part of a 25.5 million treasury issue of new common shares that allowed African Minerals to raise gross proceeds of £63.8 million.  The proceeds of the financing will be used to fast-track work on a feasibility study of the Tonkolili iron ore deposit and its associated port, rail and power infrastructure projects, and to provide general working capital.

In February 2010, the Company increased its ownership interest in African Minerals by purchasing a further 1.6 million shares as part of a 20 million public share offering at £4.00 per share.

As of February 28, 2010, the Company owned 5,600,000 shares, representing an approximate 2.4% interest in African Minerals.

Dundee Corporation

OTHER INVESTMENTS

The Company’s other investments include investments in both publicly listed and private companies in a variety of sectors as well as investments in highly liquid securities such as mutual funds.

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Subordinate Voting Shares, an unlimited number of Common Shares, an unlimited number of first preference shares, issuable in series (“First Preference Shares”), an unlimited number of second preference shares, issuable in series (“Second Preference Shares”) and an unlimited number of third preference shares, issuable in series (“Third Preference Shares”).  The following is a summary of the rights, privileges, restrictions and conditions attached to each class of shares of the Company.

 As of February 28, 2010, the Company had the following securities outstanding:

Common Shares	3,119,404
Subordinate Voting Shares	70,722,334
First Preference Shares, Series 1 Shares	6,000,000
First Preference Shares, Series 2 Shares	5,200,000
5.85% Exchangeable Unsecured Subordinated Debentures	9,545

SUBORDINATE VOTING SHARES AND COMMON SHARES

Holders of Subordinate Voting Shares and Common Shares are entitled to one vote and 100 votes, respectively, for each such share held on all votes taken at meetings of the shareholders of the Company.  As of February 28, 2010, there were issued and outstanding 70,722,334 Subordinate Voting Shares and 3,119,404 Common Shares and such outstanding Subordinate Voting Shares represented an aggregate of 18.5% of the votes entitled to be voted at a meeting of holders of Subordinate Voting Shares and holders of Common Shares.  Subject to the rights of holders of First Preference Shares, Second Preference Shares, Third Preference Shares and other shares of the Company ranking prior to the Subordinate Voting Shares and Common Shares, the Subordinate Voting Shares and Common Shares participate equally, share for share, as to dividends.  The Common Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time, subject to adjustment.

In the event an offer to purchase Common Shares is made which must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Common Shares are then listed, be made to all or substantially all of the holders of Common Shares residing in any province of Canada, each Subordinate Voting Share will be convertible at the option of the holder into one Common Share, subject to adjustment, at any time from the day the offer is made until: (a) in the case of an offer other than an offer made through the facilities of a stock exchange, the latest time for deposit of Common Shares under the offer; and (b) in the case of an offer made through the facilities of a stock exchange on which the Common Shares are listed, 12:30 p.m., Toronto time, on the business day immediately preceding the last date upon which holders of Common Shares may accept the offer.  The right of conversion into Common Shares will not come into effect in the event that an identical offer in terms of price per share, percentage of shares to be taken up and other essential terms is made to purchase Subordinate Voting Shares concurrently with the offer to purchase Common Shares.  All Subordinate Voting Shares so converted into Common Shares will be automatically reconverted into Subordinate Voting Shares: (a) in the case of Common Shares taken up and purchased under the offer, immediately after the Common Shares are taken up and purchased under the offer; or (b) in the case of Common Shares not taken up and purchased under the offer, immediately after such Common Shares are released to the holder thereof.

Each Subordinate Voting Share will be automatically converted into a Common Share in the case of an exempt take-over bid for Common Shares at a price per Common Share exceeding 115% of the trading price of the Subordinate Voting Shares by an offeror acquiring shares of the Company such that the

Dundee Corporation

offeror holds voting shares of the Company having attached thereto 50% or more of the votes attached to all of the then outstanding shares of the Company.  Other than as set out above, holders of Subordinate Voting Shares and Common Shares rank equally in all respects.

Subject to the rights of holders of First Preference Shares, Second Preference Shares, Third Preference Shares and other shares of the Company ranking prior to the Subordinate Voting Shares and Common Shares, holders of Subordinate Voting Shares and Common Shares are entitled to participate equally in the property and assets of the Company available to such holders in the event of the liquidation, dissolution or winding-up of the Company.

The listing agreement between the Company and The Toronto Stock Exchange provides that, prior to the issue from treasury of any Common Shares; the separate approval of holders of Subordinate Voting Shares is required in addition to any shareholder approvals which might otherwise be required by The Toronto Stock Exchange or any other exchange on which such shares are listed.  This restriction does not apply to the issue of Common Shares upon conversion of Subordinate Voting Shares in accordance with the rights thereof or pursuant to the declaration of stock dividends on the Common Shares payable in Common Shares provided that such stock dividends do not result in the issue in any calendar year of more than 5% of the Common Shares issued and outstanding as at the last day of the immediately preceding calendar year.

FIRST PREFERENCE SHARES

Each series of First Preference Shares, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, will rank on a parity with the First Preference Shares of every other series and senior to the Subordinate Voting Shares, Common Shares, Second Preference Shares and Third Preference Shares.

Except in accordance with any voting rights which may be attached to any series of First Preference Shares, the holders of First Preference Shares are not entitled to receive notice of, or to attend, any meeting of shareholders of the Company, nor are they entitled to vote at any such meeting (except for a meeting called for the purpose of authorizing the dissolution of the Company or the sale, lease or exchange of all or substantially all of its property).  The approval of holders of First Preference Shares as a class to any matters which, by law, require such approval, may be given by the affirmative vote of holders of not less than two-thirds of the First Preference Shares represented and voted at a meeting called and held for such purpose.

Series A Shares

The first series of First Preference Shares are designated as first preference shares, Series A (“Series A Shares”) and 600,000 Series A Shares are authorized to be issued. The holders of Series A Shares are entitled to one vote for each share held at all votes taken at meetings of the shareholders of Dundee Corporation.

The Series A Shares are redeemable at the option of the Company on payment of $10.00 per share, together with all unpaid accumulated dividends thereon calculated up to the date fixed for redemption.

The Company may purchase for cancellation all or any part of the then outstanding Series A Shares on the open market or by invitation for tenders addressed to all of the holders of record of such Series A Shares.

The holders of Series A Shares are entitled to receive semi-annually fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors, in an amount equal to, and not to exceed, $0.75 per share per annum (less any tax required to be deducted and withheld by the Company from payments to non-residents) to accrue daily from and including the original date of issue, payable on the last day of June and December in each year.

Dundee Corporation

In the event of the liquidation, dissolution or winding up of the Company, holders of Series A Shares are entitled to receive from the assets of the Company an amount equal to $10.00 per share, together with an amount equal to all unpaid accumulated dividends thereon, whether or not declared, before any amount shall be paid by the Company to holders of any shares ranking junior as to capital to the Series A Shares.

As of February 28, 2010, there were no Series A Shares outstanding.

Series B Shares

The second series of First Preference Shares are designated as first preference shares, series B (“Series B Shares”) and 1,300,000 Series B Shares are authorized to be issued. The holders of Series B Shares are entitled to one vote for each share held at all votes taken at meetings of the shareholders of Dundee Corporation.

The Series B Shares are convertible into Subordinate Voting Shares on the basis of 0.807202 of a Subordinate Voting Share for each Series B Share, subject to adjustment. The holders of Series B Shares shall have by April 30, 1992 made a final election to exercise their conversion right to convert Series B Shares to Subordinate Voting Shares, convert their Series B Shares into Series C Shares on a one-for-one basis, or, at the option of the Company, convert their Series B Shares into Subordinate Voting Shares at the conversion rate calculated by dividing $22.10 (plus declared but unpaid dividends) by the weighted average price of the Subordinate Voting Shares for the 15 trading days immediately preceding the election date, or redeem each Series B Share for $22.10, plus declared but unpaid dividends (the “Final Redemption Price”). The holders of Series B Shares who do not provide notice of exercising the final election shall by April 30, 1992 shall be deemed to have converted their Series B Shares to Series C Shares as of April 30, 1992.

The Company may purchase for cancellation all or any part of the then outstanding Series B Shares on the open market, by invitation for tenders addressed to all of the holders of record of such Series B Shares, or in ay other manner provided that the price for each Series B Share purchased for cancellation does not exceed the Final Redemption Price.

The holders of Series B Shares entitled to dividends as and when declared by the directors of the Company. The holders of Series B Shares have no preference or priority with respect to the payment of dividends and the directors of the Company may pay dividends to holders of other classes of shares notwithstanding that dividends have not been declared and paid to holders of Series B Shares.

In the event of the liquidation, dissolution or winding up of the Company, holders of Series B Shares are entitled to receive from the assets of the Company an amount equal to the Final Redemption Price per share, before any amount shall be paid by the Company to holders of any shares ranking junior as to capital to the Series B Shares.

As of February 28, 2010, there were no Series B Shares outstanding.

Series C Shares

The third series of First Preference Shares are designated as first preference shares, series C (“Series C Shares”) and 1,400,000 Series C Shares are authorized to be issued. The holders of Series C Shares are entitled to one vote for each share held at all votes taken at meetings of the shareholders of Dundee Corporation.

The Series C Shares are redeemable at the option of the Company after April 30, 1992 for a cash price of $20.00, together with all accrued and unpaid dividends, whether or not declared, thereon calculated up to the date fixed for redemption. The Series C Shares are convertible into Subordinate Voting Shares on the basis of 0.807202 of a Subordinate Voting Share for each Series C Share, subject to adjustment.

Dundee Corporation

The Company may purchase for cancellation all or any part of the then outstanding Series C Shares by invitation for tenders addressed to all of the holders of record of such Series C Shares or through the facilities of any stock exchange on which Series C Shares are listed, or any other manner provided the price for each Series C Share purchased for cancellation does not exceed $20.00, plus accrued and unpaid dividends, whether or not declared, provided the average closing price of the Subordinate Voting Shares on the TSX for the 30 trading days commencing 45 trading days prior to redemption exceeds $9.88.

The holders of Series C Shares are entitled to receive quarterly fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors, in an amount equal to $1.30 per share per annum (less any tax required to be deducted and withheld by the Company from payments to non-residents) to accrue daily from and including the original date of issue, payable on the last day of March, June, September and December in each year.

In the event of the liquidation, dissolution or winding up of the Company, holders of Series C Shares are entitled to receive from the assets of the Company an amount equal to $20 per share, plus accrued but unpaid dividends, whether or not declared, before any amount shall be paid by the Company to holders of any shares ranking junior as to capital to the Series C Shares.

As of February 28, 2010, there were no Series C Shares outstanding.

Series 1 Shares

The fourth series of First Preference Shares are designated as Series 1 Shares and 6,900,000 Series 1 Shares are authorized to be issued.  Holders of Series 1 Shares are not entitled to any voting rights (except as otherwise provided by law or in the conditions attaching to the First Preference Shares as a class).

The Series 1 Shares are redeemable at the option of the Company for a cash price of $27.25 per share if redeemed prior to June 30, 2007 and declining to $25.00 if redeemed on or after June 30, 2015, together with all accrued and unpaid dividends thereon, provided that redemptions prior to June 30, 2011 shall be limited to circumstances in which the Series 1 Shares are entitled to vote separately as a class or series by law.

Prior to June 30, 2016, a holder of Series 1 Shares cannot require the Company to redeem any Series 1 Shares.  On or after June 30, 2016, a holder of Series 1 Shares may require the Company to redeem such shares for a cash price of $25.00 per share, together with all accrued and unpaid dividends thereon.  On or after June 30, 2006 and prior to June 30, 2016 each Series 1 Share will be convertible at the option of the Company, into Subordinate Voting Shares of the Company provided that any conversions prior to June 30, 2011 shall be limited to circumstances in which the Series 1 Shares are entitled to vote separately as a class or series by law.  The number of Subordinate Voting Shares into which each Series 1 Share may be so converted will be determined by dividing the then applicable redemption price per Series 1 Share, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of: (i) $2.00; and (ii) 95% of the weighted average trading price of the Subordinate Voting Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fourth day prior to the date specified for conversion or, if such fourth day is not a trading day, the immediately preceding trading day.  The Company does not currently intend to convert the Series 1 Shares.

The Company may purchase for cancellation all or any part of the then outstanding Series 1 Shares on the open market, by private agreement or otherwise.

The holders of Series 1 Shares are entitled to receive quarterly fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors, in an amount equal to $1.25 per share per annum (less any tax required to be deducted and withheld by the Company from payments to non-

Dundee Corporation

residents) to accrue daily from and including the original date of issue, payable on the last day of March, June, September and December in each year.

In the event of the liquidation, dissolution or winding up of the Company, holders of Series 1 Shares are entitled to receive from the assets of the Company an amount equal to $25.00 per Series 1 Share, together with an amount equal to all accrued but unpaid dividends thereon, before any amount shall be paid by the Company to holders of any Shares ranking junior as to capital to the Series 1 Shares.

As of February 28, 2010, there were 6,000,000 Series 1 Shares outstanding.

Series 2 Shares

The fifth series of First Preference Shares are designated as Cumulative 5-Year Rate Reset First Preference Shares, Series 2 (the “Series 2 Shares”) and 5,200,000 Series 2 Shares are authorized to be issued.  Holders of Series 2 Shares are not entitled to any voting rights (except as otherwise provided by law or in the conditions attaching to the First Preference Shares as a class).

The Series 2 Shares are redeemable, in whole or in part, on September 30, 2014 and on September 30 every fifth year thereafter, at the option of the Company for a cash price of $25.00 per share, together with all accrued and unpaid dividends to, but excluding the redemption date.

Special Redemption Right

If at any time, under applicable law or in the circumstances described in the Final Short Form Prospectus dated September 30, 2009 of the Company, the Series 2 Shares become entitled to vote separately as a class with all other first preference shares or separately as a series, the Company may at its option redeem all or any number of the then outstanding Series 2 Shares upon payment in cash of:

•	$26.25 per share, if redeemed at any time prior to September 30, 2010,

•	$26.00 per share, if redeemed on or after September 30, 2010 and prior to September 30, 2011,

•	$25.75 per share, if redeemed on or after September 30, 2011 and prior to September 30, 2012,

•	$25.50 per share, if redeemed on or after September 30, 2010 and prior to September 30, 2013,

•	$25.25 per share, if redeemed on or after September 30, 2013 and prior to September 30, 2014, or

•	$25.00 per share, if redeemed on or after September 30, 2014,

together with all accrued and unpaid dividends to the date fixed for redemption.

The Company may purchase for cancellation all or any part of the then outstanding Series 2 Shares on the open market, by private agreement or otherwise.

The holders of Series 2 Shares are entitled to receive quarterly fixed, cumulative, preferential cash dividends, if, as and when declared by the Board of Directors, in an amount equal to $1.6875 per Series 2 Share per annum (less any tax required to be deducted and withheld by the Company from payments to non-residents) to accrue daily from and including the original date of issues, payable on the last day of March, June, September and December in each year.

In the event of the liquidation, dissolution or winding up of the Company, holders of Series 2 Shares are entitled to receive from the assets of the Company an amount equal to $25.00 per Series 2 Share,

Dundee Corporation

together with an amount equal to all accrued but unpaid dividends thereon, before any amount shall be paid by the Company to holders of any Shares ranking junior as to capital to the Series 2 Shares.

As of February 28, 2010, there were 5,200,000 Series 2 Shares outstanding.

Series 3 Preference Shares

The sixth series of First Preference Shares are designated as Cumulative Floating Rate First Preference Shares, Series 3 (the “Series 3 Shares”) and up to 5,200,000 Series 3 Shares are authorized to be issued.  Holders of Series 3 Shares are not entitled to any voting rights (except as otherwise provided by law or in the conditions attaching to the First Preference Shares as a class).

The Series 3 Shares are redeemable, in whole or in part, on any date after September 30, 2019 and on September 30 every fifth year thereafter, at the option of the Company for a cash price of $25.00 per share, together with all accrued and unpaid dividends to, but excluding the redemption date.

Special Redemption Right

If at any time, under applicable law or in the circumstances described in the Final Short Form Prospectus dated September 30, 2009 of the Company, the Series 3 Shares become entitled to vote separately as a class with all other First Preference Shares or separately as a series, the Company may at its option redeem all or any number of the then outstanding Series 3 Shares upon payment in cash of $25.00 per share together with all accrued and unpaid dividends to the date fixed for redemption.

The Company may purchase for cancellation all or any part of the then outstanding Series 3 Shares on the open market, by private agreement or otherwise.

The holders of Series 3 Shares are entitled to receive a quarterly floating rate dividend, as and when declared by the Board of Directors, equal to the then current three-month Government of Canada Treasury Bill Yield plus 4.10%.  Holders of the Series 3 Shares may convert their Series 3 Shares into Series 2 Shares, subject to certain conditions and the Company’s right to redeem the Series 3 Shares, on September 30, 2019 and on September 30th every five years thereafter.

In the event of the liquidation, dissolution or winding up of the company, holders of Series 3 Shares are entitled to receive from the assets of the Company an amount equal to $25.00 per Series 3 Share, together with an amount equal to all accrued but unpaid dividends thereon, before any amount shall be paid by the Company to holders of any shares ranking junior as to capital to the Series 3 Shares.

As of February 28, 2010, there were no Series 3 Shares outstanding.

SECOND PREFERENCE SHARES

Each series of Second Preference Shares, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, will rank junior and subordinate to the First Preference Shares, on a parity with Second Preference Shares of every other series and senior to the Subordinate Voting Shares, Common Shares and Third Preference Shares.

Except in accordance with any voting rights which may be attached to any series of Second Preference Shares, the holders of Second Preference Shares are not entitled to receive notice of, or to attend, any meeting of shareholders of the Company, nor are they entitled to vote at any such meeting (except for a meeting called for the purpose of authorizing the dissolution of the Company or the sale, lease or exchange of all or substantially all of its property).  The approval of holders of Second Preference Shares as a class to any matters which, by law, require such approval, may be given by the affirmative vote of holders of not less than two-thirds of the Second Preference Shares represented and voted at a meeting called and held for such purpose.

Dundee Corporation

Series Y Shares

The first series of Second Preference Shares are designated as second preference shares, series Y (“Series Y Shares”) and 6,000,000 Series Y Shares are authorized to be issued.  The holders of Series Y Shares are not entitled to any voting rights (except as otherwise provided by law or in the conditions attaching to the Second Preference Shares as a class).

The Company is entitled, at its option, to redeem all or part of the Series Y Shares at $1.00 per share plus all declared but unpaid dividends.

The Company may purchase for cancellation all or any part of the then outstanding Series Y Shares at any price by invitation for tenders addressed to all of the holders of record of such Series Y Shares or in ay other manner provided that the price for each Series Y Share purchased for cancellation does not exceed $1.00, plus any declared but unpaid dividends.

The holders of Series Y Shares are entitled to dividends as and when declared by the directors of the Company. The holders of Series Y Shares have no preference or priority with respect to the payment of dividends and the directors of the Company may pay dividends to holders of other classes of shares notwithstanding that dividends have not been declared and paid to holders of Series Y Shares.

In the event of the liquidation, dissolution or winding up of the Company, holders of Series Y Shares are entitled to receive from the assets of the Company an amount equal to the $1.00 per share, before any amount shall be paid by the Company to holders of any shares ranking junior as to capital to the Series Y Shares.

As of February 28, 2010, there were no Series Y Shares outstanding.

THIRD PREFERENCE SHARES

Each series of Third Preference Shares, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, will rank junior and subordinate to the First Preference Shares and the Second Preference Shares, on a parity with the Third Preference Shares of every other series and senior to the Subordinate Voting Shares and Common Shares.  Except in accordance with any voting rights which may be attached to any series of Third Preference Shares, the holders of Third Preference Shares are not entitled to receive notice of, or to attend, any meeting of shareholders of the Company, nor are they entitled to vote at any such meeting (except for a meeting called for the purpose of authorizing the dissolution of the Company or the sale, lease or exchange of all or substantially all of its property).  The approval of holders of Third Preference Shares as a class to any matters which, by law, require such approval, may be given by the affirmative vote of holders of not less than two-thirds of the Third Preference Shares represented and voted at a meeting called and held for such purpose.

Series X Shares

The first series of Third Preference Shares are designated as third preference shares, series X (“Series X Shares”) and 1,810,000 Series X Shares are authorized to be issued. The holders of Series Y Shares are not entitled to any voting rights (except as otherwise provided by law or in the conditions attaching to the Third Preference Shares as a class).

The Company is entitled, at its option, at any time, to redeem all or part of the Series X Shares at $10.00 per share plus all accrued and unpaid dividends, whether or not declared. The Company may purchase for cancellation all or any part of the then outstanding Series X Shares at any price by invitation for tenders addressed to all of the holders of record of such Series X Shares or in ay other manner provided that the price for each Series X Share purchased for cancellation does not exceed $10.00 plus costs of purchase.

Dundee Corporation

The holders of Series X Shares are also entitled, at their option, at any time after five years and two business days from the date of issue of the Series X Shares, to require the Company to redeem all or any part of their Series X Shares at $10.00 per share plus all accrued and unpaid dividends, whether or not declared.

The holders of Series X Shares are entitled to receive an annual cumulative dividend, when declared, of $0.80 per share payable in equal quarterly installments, and are entitled to convert Series X Shares into Subordinate Voting Shares at the conversion rate calculated by dividing $10.00 by the greater of $11.00 and 115% of the weighted average price of the Subordinate Voting Shares for the 60 consecutive trading days immediately following the date on which the Subordinate Voting Shares are first listed on a stock exchange, subject to adjustment.

In the event of the liquidation, dissolution or winding up of the Company, the holders of Series X Shares are entitled to receive from the assets of the Company an amount equal to the $10.00 per share, before any amount shall be paid by the Company to holders of any shares ranking junior as to capital to the Series X Shares.

As of February 28, 2010, there were no Series X Shares outstanding.

Series Z Shares

The second series of Third Preference Shares are designated as third preference shares, series Z (“Series X Shares”) and 1,421,499 Series Z Shares are authorized to be issued. The holders of Series Z Shares are not entitled to any voting rights (except as otherwise provided by law or in the conditions attaching to the Third Preference Shares as a class).

The Company is entitled, at its option, at any time after five years and two business days from the date of issue, to redeem all or part of the Series Z Shares at $4.00 per share plus all accrued and unpaid dividends, whether or not declared.

The holders of Series Z Shares are also entitled, at their option, at any time after five years and two business days from the date of issue, to require the Company to redeem all or any part of their Series Z Shares at $4.00 per share plus all accrued and unpaid dividends, whether or not declared.

The Company may purchase for cancellation all or any part of the then outstanding Series Z Shares at any price by invitation for tenders addressed to all of the holders of record of such Series Z Shares or in ay other manner provided that the price for each Series Z Share purchased for cancellation does not exceed $4.00, plus any accrued but unpaid dividends, whether or not declared.

The holders of Series Z Shares are entitled to receive an annual cumulative dividend, when declared, of $0.20 per share payable in equal quarterly installments, and are entitled to convert Series Z Shares into Subordinate Voting Shares on the basis of one Subordinate Voting Share for each preference share at any time, subject to adjustment.

In the event of the liquidation, dissolution or winding up of the Company, holders of Series Z Shares are entitled to receive from the assets of the Company an amount equal to the $4.00 per share, before any amount shall be paid by the Company to holders of any shares ranking junior as to capital to the Series Z Shares.

As of February 28, 2010, there were no Series Z Shares outstanding.

Dundee Corporation

DEBENTURES

5.85% Exchangeable Unsecured Subordinated Debentures

The Company originally issued $100 million principal amount of 5.85% exchangeable unsecured subordinated debentures (the “5.85% Debentures”) pursuant to a trust indenture (the “5.85% Trust Indenture”) dated as of June 22, 2005 between the Company and Computershare Trust Company of Canada, as trustee.  As of December 31, 2009, approximately $9.5 million of the 5.85% Debentures remained outstanding.  The 5.85% Debentures are direct, unsecured, subordinated obligations of the Company, bear interest at the rate of 5.85% per annum and mature on June 30, 2015.  The 5.85% Debentures are exchangeable at the holders’ option for Series A Units (“Series A Units”) of Dundee REIT held by the Company or its subsidiaries at any time prior to the earlier of the maturity date and the date fixed for redemption at an exchange price of $29.75 per Unit (being a ratio of 33.6134 Series A Units per $1,000 principal amount of 5.85% Debentures), subject to customary adjustment events.

The 5.85% Debentures were not redeemable before June 30, 2009 (except in the event of a change in control of Dundee REIT, as defined).  On and after June 30, 2009 and prior to June 30, 2011, the 5.85% Debentures may be redeemed in whole or in part from time to time at the Company’s option provided that the market price for the Series A Units is not less than 125% of the exchange price.  On and after June 30, 2011, the 5.85% Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued interest.  In the event of a change of control of Dundee REIT at any time, the 5.85% Debentures may be redeemed at the option of either a holder or the Company; at a price of 101% of the principal amount thereof if redeemed by a holder, and at a price which is a specified percentage of the principal amount thereof if redeemed by the Company (being 106% during the 12 month period commencing June 30, 2005 and declining 1% per 12 month period thereafter to 101% in the 12 month period commencing June 30, 2010, and at par thereafter).  The Company may satisfy its obligation to repay the principal amount of the 5.85% Debentures on redemption (including upon a change of control of Dundee REIT) or at maturity, in whole or in part by delivering that number of Series A Units equal to the amount due divided by 95% of the market price for the Series A Units at that time, plus accrued interest in cash.

Subsidiaries of the Company have pledged and deposited with the trustee sufficient securities which are themselves exchangeable for Series A Units in order to permit full exchange of the 5.85% Debentures (the “Pledged Units”).  Payment of the principal amount of, and interest (and premium, if any) on the 5.85% Debentures is subordinated in right of payment, in the circumstances set forth in the 5.85% Trust Indenture, to “Senior Indebtedness”, as defined in the 5.85% Trust Indenture.  The 5.85% Trust Indenture does not limit the Company’s ability to incur additional indebtedness, including indebtedness that ranks senior to the 5.85% Debentures, or from mortgaging, pledging or charging real or personal property or properties of the Company to secure any indebtedness (other than security over the Pledged Units).  Material modifications and amendments of the 5.85% Trust Indenture (including the waiver of events of default) require the approval of the holders of 66 2/3% of the principal amount of the then outstanding 5.85% Debentures present at a meeting or represented by proxy or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the then outstanding 5.85% Debentures.

As described below under “Corporate Transactions – Credit Facility”, the Company has a $200 million revolving term credit facility (the “Revolving Credit Facility”) with a Canadian chartered bank (the “Revolving Facility Lender”).  The consent of the Revolving Facility Lender was required and was obtained in connection with the issuance of the 5.85% Debentures.

DIVIDEND POLICY

The current practice of the Company is to pay dividends to the holders of its First Preference Shares, Series 1 (“Series 1 Shares”) and Series 2 Shares.  The Company has not established a dividend policy with respect to the Subordinate Voting Shares or the Common Shares of the Company using in its place

Dundee Corporation

its normal course issuer bid to purchase Subordinate Voting Shares for cancellation.   The dividend policy with respect to all of the shares of the Company is reviewed by the directors of the Company on a quarterly basis and any future determination to pay dividends will be at the discretion of the directors of the Company and will depend on the financial condition, results of operations and capital requirements of the Company and such other factors as the directors of the Company consider relevant.

The following table discloses the dollar amount of cash dividends declared per share for the Series 1 Shares and Series 2 Shares of the Company outstanding during the financial years ended December 31, 2009, 2008 and 2007:

Dividends per Outstanding Share	2009	2008	2007

Series 1 Shares	$1.25	$1.25	$1.25
Series 2 Shares	$0.49469	N/A	N/A

MARKET FOR SECURITIES

SUBORDINATE VOTING SHARES

The Subordinate Voting Shares are currently listed and posted for trading on the Toronto Stock Exchange under the symbol DC.A.  The Common Shares were delisted from the Toronto Stock Exchange on January 31, 2000.  The following table sets forth information relating to the price range and volume traded for the Subordinate Voting Shares on a monthly basis for each month of the year ended December 31, 2009:

Month	High Price (Cdn. $)	Low Price (Cdn. $)	Close Price (Cdn. $)	Traded Volume

January 2009	7.17	5.27	5.54	1,759,238
February 2009	5.83	3.64	4.49	5,028,804
March 2009	5.53	3.67	5.14	4,771,528
April 2009	6.10	4.87	5.58	3,386,722
May 2009	7.40	5.50	6.91	2.826,854
June 2009	8.02	6.14	6.76	3,958,772
July 2009	8.02	5.81	8.00	2,405,141
August 2009	10.29	7.94	10.29	3,475,026
September 2009	11.28	9.47	11.16	3,662,497
October 2009	11.71	9.50	11.20	2,139,545
November 2009	12.71	10.91	12.15	2,642,060
December 2009	12.86	11.65	12.13	2,846,523

Dundee Corporation

5.85% DEBENTURES

The 5.85% Debentures, as defined in “Description of Share Capital - Debentures”, are currently listed and posted for trading on the Toronto Stock Exchange under the symbol DC.DB.

The following table sets forth information relating to the price range and volume traded for the 5.85% Debentures on a monthly basis for each month of the year ended December 31, 2009:

Month	High Price (Cdn. $)	Low Price (Cdn. $)	Close Price (Cdn. $)	Traded Volume

January 2009	85.00	85.00	85.00	150
February 2009	-	-	-	0
March 2009	75.00	75.00	75.00	80
April 2009	75.00	55.26	75.00	2,050
May 2009	90.00	84.00	90.00	810
June 2009	85.00	78.00	80.00	400
July 2009	89.00	81.00	85.00	1,970
August 2009	95.00	90.00	95.00	890
September 2009	95.00	85.00	85.00	1,870
October 2009	-	-	-	0
November 2009	98.00	95.50	95.50	100
December 2009	102.00	99.50	102.00	590

SERIES 1 SHARES

The Series 1 Shares are currently listed and posted for trading on the Toronto Stock Exchange under the symbol DC.PR.A.

The following table sets forth information relating to the price range and volume traded for the Series 1 Shares on a monthly basis for each month of the year ended December 31, 2009:
Month	High Price (Cdn. $)	Low Price (Cdn. $)	Close Price (Cdn. $)	Traded Volume

January 2009	15.40	12.00	15.00	77,427
February 2009	15.82	13.51	13.95	89,928
March 2009	14.61	12.07	14.61	52,063
April 2009	16.40	14.61	15.90	122,156
May 2009	18.75	16.00	18.75	71,350
June 2009	19.41	18.51	19.10	80,675
July 2009	20.84	18.75	20.84	102,145
August 2009	22.00	20.05	21.50	129,294
September 2009	21.70	20.72	21.06	241,148
October 2009	21.23	20.60	21.17	98,502
November 2009	21.75	20.75	21.75	143,728
December 2009	22.96	21.45	21.65	132,744

Dundee Corporation

SERIES 2 SHARES

The Series 2 Shares are currently listed and posted for trading on the Toronto Stock Exchange under the symbol DC.PR.B.

The following table sets for the information relating to the price range and volume traded for the Series 2 Shares on a monthly basis for each month of the year ended December 31, 2009 following the offering of the Series 2 Shares on September 15, 2009:

Month	High Price (Cdn. $)	Low Price (Cdn. $)	Close Price (Cdn. $)	Traded Volume

September (15 to 30) 2009	25.85	25.02	25.25	1,453,797
October 2009	25.49	24.82	25.10	577,206
November 2009	26.79	25.10	26.60	202,019
December 2009	26.95	26.15	26.29	90,718

RATINGS

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities.  A description of the rating categories of each of the rating agencies that have rated the 5.85% Debentures, Series 1 Shares and Series 2 Shares follows.  The credit rating accorded by each rating agency to the 5.85% Debentures, Series 1 Shares and Series 2 Shares is not a recommendation to buy, sell or hold the 5.85% Debentures, Series 1 Shares and Series 2 Shares and does not address the market price or suitability of a specific security for a particular investor.  Credit ratings may not reflect the potential impact of all risks on the value of such securities.  Credit ratings may be subject to revision or withdrawal at any time by the applicable rating agency and there can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.  Real or anticipated changes in the ratings assigned to such securities may affect the market value of these securities.

Ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.  Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies Canada Corporation (“S&P”) has a rating outlook which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years).  In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions.  An outlook is not necessarily a precursor of a rating change.  The S&P rating outlooks have the following meanings: (a) “positive” means that a rating may be raised; (b) “stable” means that a rating is not likely to change; (c) “developing” means that a rating may be raised or lowered; and (d) “negative” means that a rating may be lowered.  S&P has assigned the Company with a counterparty credit rating of BBB- Stable.

5.85% Debentures

According to S&P, its long-term credit ratings are based, in varying degrees, on the following considerations: likelihood of payment; capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation; nature of and provisions of the obligation; and protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.  The 5.85% Debentures were assigned a rating of BB by S&P.  An obligation rated BB by S&P indicates that it is less vulnerable in the near term than other lower-rated obligors.  However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which

Dundee Corporation

could lead to the obligor’s inadequate capacity or willingness to meet its financial commitment on the obligation.  The BB rating is the fifth highest rating of 10 rating levels assigned by S&P for long term issues.

Series 1 Shares and Series 2 Shares

DBRS

The Series 1 Shares and Series 2 Shares have been given a rating of Pfd-3 (low) by DBRS.  Pfd-3 (low) is the ninth highest of sixteen ratings used by DBRS for preferred shares.  According to DBRS, preferred shares rated Pfd-3 are of adequate credit quality and, while protection of dividends and principal is still considered acceptable for such preferred shares, the issuing entity of preferred shares with a Pfd-3 rating is considered to be more susceptible to adverse changes in financial and economic conditions, there may be other adverse conditions present which detract from debt protection.

S&P

The Series 1 Shares and Series 2 Shares have been given a global scale preferred stock rating of BB with a Canadian scale preferred stock rating of P-3, by S&P.  Such P-3 rating is the tenth highest of twenty ratings used by S&P in its Canadian Preferred share rating scale.  According to S&P, such a P-3 rating indicates that although the obligation is considered to be less vulnerable in the near term than other lower-rated obligors, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity or willingness to meet its financial commitment on the obligation.

Dundee Corporation

DIRECTORS AND OFFICERS

The following table sets forth the name and place of residence, position held with the Company and principal occupation of each of the directors and officers of the Company as of February 28, 2010.  Directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

Name and Place of Residence	Position Held in the Company	Director Since	Principal Occupation

Directors (including Directors who are Officers)

Normand Beauchamp (1) (2) Montreal, Québec, Canada	Director	1991	President, Capital NDSL Inc., an investment company

Michael Cooper Toronto, Ontario, Canada	Director	2009	President and Chief Executive Officer, Dundee Realty, a real estate company

David Goodman Toronto, Ontario, Canada	Director	2009	President and Chief Executive Officer, DundeeWealth, a wealth management company

Jonathan Goodman Toronto, Ontario, Canada	Director	1996	President and Chief Executive Officer, Dundee Precious an operating mining company

Ned Goodman Innisfil, Ontario and Saint-Sauveur, Québec, Canada	President, Chief Executive Officer and Director	1991	President and Chief Executive Officer and director, Dundee Corporation and Ned Goodman Investment Counsel, a portfolio manager and Chairman of the Board, DundeeWealth, a wealth management company

Harold P. Gordon (2) (3) Sunny Isles, Florida, U.S.A.	Chairman and Director	2000	Chairman, Dundee Corporation

Ellis Jacob (1) Toronto, Ontario, Canada	Director	2008	President and Chief Executive Officer, Cineplex Entertainment Corporation, an entertainment company

Dr. Frederick H. Lowy (3) Montreal, Québec, Canada	Director	1999	Consultant; President Emeritus, Concordia University

Garth A.C. MacRae (1) Toronto, Ontario, Canada	Director	1991	Professional Corporate Director

Robert McLeish (1) Toronto, Ontario, Canada	Director	2002	Independent Consultant

K. Barry Sparks (1) Toronto, Ontario, Canada	Director	1993	President, Torvan Capital Group, a corporate advisory and management company

Dundee Corporation

Name and Place of Residence	Position Held in the Company	Director Since	Principal Occupation

Harry R. Steele (2) (3) Dartmouth, Nova Scotia, Canada	Director	1991	Chairman, Newfoundland Capital Corporation Limited, a communications company

Non-Director Officers

Sivan Fox Toronto, Ontario, Canada	Vice President, Legal		Vice President, Legal, Dundee Corporation

Lili Mance Toronto, Ontario, Canada	Corporate Secretary		Corporate Secretary, Dundee Corporation

Perina Montesano Toronto, Ontario, Canada	Vice President, Internal Audit		Vice President, Internal Audit, Dundee Corporation

Kevin Ng Toronto, Ontario, Canada	Vice President, Taxation		Vice President, Taxation, Dundee Corporation

Lucie Presot Toronto, Ontario, Canada	Vice President and Chief Financial Officer		Vice President and Chief Financial Officer, Dundee Corporation

Notes:

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

(3)	Member of Corporate Governance Committee

Each of the foregoing individuals has held his or her present principal occupation or other executive offices with the same company or its predecessors or affiliates for the past five years, except for: Sivan Fox, who prior to 2006, was a corporate and securities lawyer at Osler, Hoskin & Harcourt LLP and Perina Montesano, who prior to 2006, was Vice President, Control Division at the Canadian Imperial Bank of Commerce.  Mr. Gordon was a director of Great Northern Paper, Inc., a private U.S. corporation, until June 3, 2002, approximately seven (7) months before such corporation filed for an arrangement under Chapter 11 of the U.S. Bankruptcy Code on January 9, 2003, followed by liquidation on May 22, 2003 pursuant to Chapter 7 of such Act.  Mr. Beauchamp was a director of CINAR Corporation, a company which was, among other things, the subject of a cease trade order.  Mr. Steele was a director of Canada 3000 Inc. between May 16, 2000 and November 10, 2001, a company that sought protection under the Companies Creditors Arrangement Act (Canada) on November 11, 2001.  Jonathan Goodman was a director of Tahera Diamond Corporation (“Tahera”) from August 2003 to September 29, 2008, which company filed for protection under the Companies’ Creditors’ Arrangement Act (Canada) (“CCAA”) with the Ontario Superior Court of Justice on January 16, 2008. On February 6, 2009, Tahera announced that it had made application for the voluntary suspension of trading of its common shares on the TSX and on February 9, 2009 the TSX announced the voluntary suspension to be effective immediately and indicated the voluntary suspension would remain in effect until further notice.

As of February 28, 2010, the directors and senior officers of the Company as a group beneficially owned, directly or indirectly, or exercised control over, 4,511,809 Subordinate Voting Shares, representing approximately 6.4% of the outstanding Subordinate Voting Shares, and 3,087,456 Common Shares, representing approximately 99% of the outstanding Common Shares, in the aggregate representing approximately a 10.3% equity interest and approximately a 81.9% voting interest in the Company.  Pursuant to the deferred share unit plan of the Company, the directors and senior officers of the

Dundee Corporation

Company also hold an aggregate of 754,000 deferred share units.  As of February 28, 2010, Mr. Ned Goodman owned Subordinate Voting Shares and Common Shares representing approximately an 81.2% voting interest in the Company.  See also “Relationship Between the Company and Certain Related Parties” below.

As of February 28, 2010, the directors and senior officers of the Company as a group beneficially owned, directly or indirectly, or exercised control over: 72,484,637 common shares; 5,453,668 first preference shares, series X, 508,571 special shares, series C and 250,000 special shares, series D of DundeeWealth, together representing approximately a 62.4% voting interest in DundeeWealth.  Of this 62.4% voting interest, the Company owned, directly or indirectly, or exercised control over a 61.75% voting interest in DundeeWealth on a non-diluted basis.

As of February 28, 2010, the directors and senior officers of the Company as a group beneficially owned, directly or indirectly, or exercised control over 87,580,295 common shares of Eurogas, representing approximately a 56.1% ownership interest in Eurogas.  Of this 56.1% ownership interest, the Company owned, directly or indirectly a 54.2% ownership interest in Eurogas on a non-diluted basis.

As of February 28, 2010, the directors and senior officers of the Company as a group beneficially owned, directly or indirectly, or exercised control over 17,223,294 common shares of Eurogas International, representing approximately a 55.3% ownership interest in Eurogas International.  Of this 55.3% ownership interest, the Company owned, directly or indirectly a 53.4% ownership interest in Eurogas International on a non-diluted basis.

CORPORATE TRANSACTIONS

FINANCINGS

The Company may seek additional financing with one or more financial institutions or in the capital markets from time to time.

Dundee Corporation Offering of Rate Reset Preference Shares, Series 2

On September 15, 2009 the Company announced that it had completed its offering of 4,600,000 Cumulative 5-Year Rate Reset First Preference Shares, Series 2 (“Series 2 Shares”) of the Company at a purchase price of $25.00 per Series 2 Share, for aggregate gross proceeds of $115,000,000. The Series 2 Shares are listed on the Toronto Stock Exchange under the symbol DC.PR.B.

The offering was underwritten on a bought deal basis by a syndicate co-led by GMP Securities L.P. and Scotia Capital Inc. that included BMO Nesbitt Burns Inc., CIBC World Markets Inc., Dundee Securities Corporation, National Bank Financial Inc., TD Securities Inc., Canaccord Capital Corporation and Raymond James Ltd.  Proceeds of the offering were used for general corporate purposes, including the repayment of the Company’s credit facility.  In consideration of the services provided by the underwriters, the Company paid an aggregate fee of approximately $3,291,000 to members of the underwriting syndicate.

On September 21, 2009 the Company issued an additional 600,000 Series 2 Shares at a purchase price of $25.00 per share pursuant to the exercise of the over allotment option granted to the underwriters, for aggregate gross proceeds of $15,000,000.

Holders of the Series 2 Shares will be entitled to receive a fixed cumulative preferential cash dividend payable quarterly on the last day of March, June, September, and December in each year for a five year period. Holders of the Series 2 Shares have the option to convert the shares into Series 3 Shares, subject to certain conditions, on September 30, 2014 and on September 30 every fifth year thereafter on a 1 for 1 basis. The Series 2 Shares may be redeemed at the Company’s option on September 30, 2014 and on

Dundee Corporation

September 30 every fifth year thereafter at a price of $25.00 per share. Prior to September 30, 2014, the Company may redeem the Series 2 Shares in limited circumstances.

ACQUISITION AND DISPOSITION OF ASSETS

At any point in time, Dundee Corporation may be involved in various stages of discussions and/or negotiations to complete one or more transactions including acquisitions or dispositions directly or through its wholly or partially owned subsidiaries which carry on certain of the Company’s activities and investments.  These prospective transactions may be with respect to companies operating within existing businesses or business channels not yet identified or pursued by Dundee Corporation.  In respect of any potential acquisition, the purchase price may be paid in cash, through the issue of securities of the Company or of a subsidiary of the Company or through a combination thereof and may be financed through debt, equity or internally financed.  There can be no assurance that any of the transactions being discussed or negotiated will be completed.  The Company may increase or decrease its interest in certain of its holdings, may combine or restructure certain of its holdings into new investment products or new stand-alone entities or may entirely dispose of certain of its holdings in the future.  Accordingly, during any period, the market value of the Company’s holdings will vary and the amounts that are recorded as investment gains and losses may fluctuate significantly.

For additional information relating to the Company’s business, please see the information under the heading “Operating Segments” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2009 (the “2009 MD&A”), which is incorporated by reference herein and is available on SEDAR at www.sedar.com.

CREDIT FACILITY

In November, 2009, the Company renewed its revolving term credit facility the (“Revolving Credit Facility”) with a Canadian chartered bank.  The renewed facility in the amount of $200,000,000 expires on November 9, 2010.  The renewed facility was further amended effective February 23, 2010.  The facility now bears interest, at the Company’s option, at a rate per annum equal to either the bank’s prime lending rate for loans plus 1.25% or, for bankers’ acceptances, at the bank’s then prevailing bankers’ acceptance rate plus 2.25%.  The Company is subject to a standby fee of 0.7875% on unused amounts under the facility.

The facility is subject to certain covenants, including maintenance of minimum levels of specific assets, restrictions on the existence of secured indebtedness, restrictions on the redemption, purchase or repayment of the Exchangeable Debentures and restrictions on the prepayment and payment of interest on the Exchangeable Debentures.  In certain limited circumstances, the Company may be required to pledge certain of our investments as security against amounts borrowed pursuant to the amended facility.

DUNDEEWEALTH CREDIT FACILITY

On September 25, 2009, using a portion of the proceeds of the DundeeWealth Note Offering, DundeeWealth repaid all outstanding amounts under its $500,000,000 revolving term credit facility and the facility was subsequently cancelled.

DUNDEE REALTY CREDIT FACILITY

Dundee Realty has a $150 million revolving term credit facility with a Canadian chartered bank.  The facility bears interest at prime plus 3.0% or at corporate bankers’ acceptance rate plus 4.25%.  The credit facility is secured by a general security agreement and first charges against lots, parcels, as well as certain land held for development in Saskatoon, Regina, Calgary and Edmonton.  At December 31, 2009, Dundee Realty had drawn approximately $101.3 million against its revolving term credit facility, of which approximately $25.9 million was in the form of letters of credit.

Dundee Corporation

NORMAL COURSE ISSUER BID

On March 30, 2010, the Company renewed its normal course issuer bid providing for purchases of up to a maximum of 5,411,197 Subordinate Voting Shares representing approximately 10% of its public float.  Purchases may commence on April 1, 2010 and will terminate no later than March 31, 2011.  Any Subordinate Voting Shares purchased will be made in accordance with the policies and rules of the Toronto Stock Exchange (the “TSX”) and the price paid will be the market price at the time of purchase.  Purchases will be made at such times as the Company believes that the market price of the Subordinate Voting Shares does not reflect their underlying value.  The Company purchased an aggregate of 558,000 Subordinate Voting Shares for cancellation through the facilities of the TSX under the previous normal course issuer bid which came into effect on April 1, 2009 and will expire on March 31, 2010.

RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN RELATED PARTIES

PRINCIPAL SHAREHOLDER OF DUNDEEWEALTH

The Company is the principal shareholder of DundeeWealth.  As of February 28, 2010, the Company owned, directly or indirectly, 69,940,415 common shares and 5,453,668 first preference shares, series X which are convertible into common shares of DundeeWealth on a 1.2 for 1 basis.  The Company has voting control over 1,673,843 common shares of DundeeWealth that are held in escrow.  All of the outstanding special shares, series C, and special shares, series D are currently held in escrow and will be released from escrow and converted into common shares at a later date pursuant to regulatory requirements, initially on a one-for-one basis, subject to adjustment in certain circumstances.  While the special shares, series C and the special shares, series D are held in escrow, they will be voted in the same manner as the shares of DundeeWealth held by the Company are voted at all meetings of the shareholders of DundeeWealth.  This represents a direct and indirect equity ownership of 49% assuming the conversion of the first preference shares, series X and a direct and indirect or control over a 62% voting interest by the Company in DundeeWealth on a non-diluted basis.

RESTRUCTURING OF ABCP

In August 2007, DundeeWealth purchased the ABCP previously owned by Dundee Bank of Canada for approximately $400 million.  DundeeWealth increased its credit facility to $500 million and also entered into a non-revolving, non-amortizing operating demand loan credit agreement on August 29, 2007 with the Company (the “DC Credit Facility”).  The DC Credit Facility was repaid in full in 2007.

The DC Credit Facility terms included the payment by DundeeWealth of interest on the principal amount and overdue interest, calculated daily and paid monthly, not in advance as a rate per annum equal to the Prime Rate (as defined under the Company’s credit facility with a Canadian chartered bank) plus two percent.

In connection with the extension of the DC Credit Facility, DundeeWealth also agreed that, subject to regulatory requirements, the Company would thereafter be entitled to vote any shares awarded by DundeeWealth or an affiliate under the DundeeWealth’s share incentive plans or similar plans, while such shares are held in escrow by or pledged to an affiliate of DundeeWealth.

RELATIONSHIP WITH SCOTIABANK

On September 28, 2007, DundeeWealth completed the sale of Dundee Bank of Canada to The Bank of Nova Scotia (“Scotiabank”).  for $260 million in cash.  In a related transaction, Scotiabank acquired 300,000 common shares and 27,000,000 non-voting special shares, Series F of DundeeWealth from treasury, representing an 18% interest in DundeeWealth for proceeds of $348.3 million.

In connection with Scotiabank’s investment in DundeeWealth, the Company, Dundee Capital Corporation and Scotiabank entered into a shareholders’ agreement (the “Shareholders’ Agreement”) outlining their

Dundee Corporation

respective rights and interests as shareholders of DundeeWealth.

The Shareholders’ Agreement provides that:

(a)
in the event that the Company and Dundee Capital Corporation (together, “Dundee”) at any time own more than 30% of the outstanding voting shares of DundeeWealth, the Company may request Scotiabank to not vote against or otherwise oppose the nomination by the Company of a majority of the board of directors of DundeeWealth (provided that Scotiabank does not hold more voting and equity shares than the Company and Dundee Capital Corporation at such time);

(b)
so long as Scotiabank holds a minimum of 10% of the issued and outstanding voting or equity shares of DundeeWealth, Scotiabank may propose two (2) nominees to the board of directors of DundeeWealth and, so long as Scotiabank holds non-voting special shares, it shall be entitled to propose (1) additional nominee to the board of directors of DundeeWealth; and

(c)
if Scotiabank elects to make such designation, the Company shall request that its nominees approve the appointment of the designated Scotiabank nominee to each of the committees of the board of directors of DundeeWealth, provided in each case that the proposed nominee has the requisite qualifications to serve on the particular committee.

The parties have also agreed if the board of directors of DundeeWealth plans to issue additional equity or voting shares of DundeeWealth, (other than pursuant to share based compensation arrangements), each will use its reasonable best efforts to ensure that each of Dundee and Scotiabank is offered the opportunity to purchase shares sufficient to maintain their proportionate voting and equity ownership at that time.

In addition, each of Dundee and Scotiabank have a “right of first offer” to purchase shares of DundeeWealth if the other shareholder wishes to sell and are further subject to certain “rights to match” if the parties do not initially agree on a sale transaction and the seller receives an offer from a third party.  Scotiabank has also agreed to customary “standstill” restrictions that prohibit Scotiabank’s acquisition of more than a 20% interest in DundeeWealth.

Provided that Dundee Corporation holds at least 20% of the outstanding equity or voting securities of DundeeWealth and in the event that: (a) the right of first offer process is observed; (b) that Scotiabank and the Company do not reach an agreement for the purchase of Dundee Corporation’s DundeeWealth shares pursuant to Scotiabank’s right of first offer and such shares are subsequently purchased by a third party; and (c) Scotiabank does not exercise its right to match, then Scotiabank will be entitled to receive a non-success fee from DundeeWealth in an amount equal to between $20 million and $40 million, as determined by reference to the actual per share acquisition price paid by the third party on completion of the acquisition.  Although DundeeWealth is not a party to the Shareholders’ Agreement, the board of directors of DundeeWealth has approved the performance by DundeeWealth of the above commitment of DundeeWealth as contemplated by the Shareholders’ Agreement.

NED GOODMAN INVESTMENT COUNSEL SUB-ADVISORY AGREEMENT

On December 1, 2008, GCICL and NGIC entered into an agreement (the “NGIC Sub-Advisory Agreement”) pursuant to which NGIC provides discretionary investment management services to GCICL in respect of certain portfolio assets (including investment funds, limited partnerships hedge funds, closed end funds and Goodman Private Wealth managed accounts (the “Portfolio”).  NGIC is a wholly-owned subsidiary of the Company and is an affiliate of GCICL.  The Portfolio, which was previously managed by Mr. Ned Goodman as a portfolio manager at GCICL continues to be managed by Mr. Ned Goodman in his capacity as a portfolio manager at NGIC.  On March 9, 2010 the Company announced the name change from Ravensden Aseet Management Inc. to Ned Goodman Investment Counsel, in order to better

Dundee Corporation

emphasize the direct involvement of Mr. Ned Goodman as President, Chief Executive Officer and Lead portfolio manager of NGIC.

BENEFIT PLAN SHARE EXCHANGE

On October 29, 2009, Mr. Ned Goodman, President and Chief Executive Officer of the Company, entered into a private share exchange agreement with the Company’s Executive Benefit Plan Trust.  The transaction allowed for Mr. Goodman’s registered retirement plan to exchange 500,805 Class A Subordinate Voting Shares for 500,805 Common Shares of the Company which were previously under option.  The transaction was overseen and approved by the independent Compensation Committee of the Board of Directors of the Company who received a third party opinion.

PRIOR DISTRIBUTION ARRANGEMENTS WITH GCICL

In prior years ending in 1996, GCICL appointed the Company as a distributor of the units of the mutual funds managed by GCICL from time to time.  As distributor of these mutual fund units, the Company, from time to time, funded sales commissions paid to brokers and dealers on the sale of mutual fund units acquired on a deferred sales charge basis.  In consideration thereof, the Company received the related redemption revenues associated with the commissions paid to such brokers and dealers.  As additional consideration, the Company was also entitled to an annual distribution fee of 0.50% of the fair market value of the outstanding mutual fund units distributed by the Company, such fee to be calculated and paid monthly for a period of 15 years from the date on which the Company initially funded the sales commission.  As such, the final annual distribution fee is due in 2011.

DUNDEE REALTY

2010 Reorganization of Dundee Realty

On February 5, 2010, Dundee Realty completed an internal reorganization.  Prior to the reorganization, Mr. Cooper, the President of Dundee Realty owned, through Limited Intelligence ESL Inc. (“LI”), 50.00133333 Class E Preferred Shares (DR Class E Shares”) of Dundee Realty which were convertible in accordance with their terms into 50.00133333 non-voting Common Shares (“DR non-voting Common Shares”) and 50.00133333 voting Class C Preferred Shares (“DR Class C Shares”) of Dundee Realty at a conversion price of $107,000 per DR non-voting common share and $0.01 per DR Class C Share, based on a vesting schedule that permitted conversion in equal tranches over a period of seven (7) years.  As part of the reorganization, the articles of Dundee Realty were amended effective February 5, 2010 to allow for accelerated conversion of the DR Class E Shares into DR non-voting Common Shares and DR Class C Shares of Dundee Realty.  Prior to the conversion, the directors of Dundee Realty declared a special dividend on the DR Class E Shares in the aggregate amount of $5,350,143.17.  The entire amount of this dividend was immediately reinvested by LI to exercise the conversion rights under the DR Class E shares to acquire DR non-voting Common Shares and DR Class C Shares of Dundee Realty.  Following this conversion, LI owns DR Class C Shares representing 30% of the voting interest in Dundee Realty, with the balance being held by the Company.

Intercompany Loans

The Company extended a loan to DRC Holding Corporation in 2003 in connection with the completion of the acquisition of Dundee Realty by the Company.  Dundee Realty and DRC Holding Corporation subsequently amalgamated on December 31, 2003 to continue as Dundee Realty.  The loan is a revolving demand loan secured by the assets of Dundee Realty at the interest rate of a Canadian chartered bank’s prime lending rate plus 1%.  As of December 31, 2009, the outstanding amount of the loan was $62.2 million including interest accruals and other related business transactions.

In connection with a prior reorganization of Dundee Realty, Dundee Corporation loaned $36.4 million to Dundee Realty.  The loan was secured by the assets of Dundee Realty, bears interest at 6.26% per

Dundee Corporation

annum and matures on December 31, 2011, subject to earlier prepayment at the option of Dundee Realty. Effective as of December 31, 2009, Dundee Realty repaid approximately $32.3 million of such loan to the Company.

The Company also holds Class B Preferred Shares of Dundee Realty, with a redemption value of $47.8 million.

Dundee Realty conducts its real estate activities independently as well as through joint ventures with third party partners.  The Company is contingently liable for the obligations of the other owners of certain unincorporated joint ventures in the amount of $27.8 million as at December 31, 2009.  In the event of a default of a joint venture partner, the Company will be entitled to satisfy any outstanding obligations with the share of the assets held by its joint venture partners.

REORGANIZATION OF RESOURCE INVESTMENTS

On January 1, 2010, the Company completed the first step in a corporate reorganization for the purpose of, among others, consolidating certain resource holdings of Dundee Corporation.  Pursuant to the reorganization, the Company filed articles of amalgamation resulting in the amalgamation of Dundee Corporation with certain of its wholly-owned subsidiaries.

TRADEMARKS

The Company is the owner of the trademarks used in the operation of the business of DundeeWealth and certain other subsidiaries of the Company.  DundeeWealth and its operating subsidiaries license these trademarks under a master trademark license agreement with the Company, which provides for use of the trademarks on a non-exclusive basis with no set term.  Licensed trademarks include, among others, DundeeWealth®, Dynamic Funds®, Dundee Securities®, Dundee Private Investors® and Dundee Resources®. Pursuant to the master trademark license agreement, licensees may enter into arrangements for the sublicensing of the trademarks to third parties, in each case subject to the prior approval of the Company.  The trademarks are important elements in differentiating the Company’s brand, products and services from those of competitors and in marketing such products and services.

CONFLICTS OF INTEREST

Certain officers and directors of the Company are officers and directors of, or are associated with, other public and private companies. Such associations may give rise to conflicts of interest with the Company from time to time.  The OBCA requires, among other things, the officers and directors of the Company to act honestly and in good faith with a view to the best interest of the Company, to disclose any personal interest which they may have in any material contract or transaction which is proposed to be entered into with the Company and, in the case of directors, to abstain from voting as a director for the approval of any such contract or transaction.

RISK FACTORS

The risks faced by the Company are described in the Company’s 2009 MD&A under “Managing Risk” which is available on SEDAR at www.sedar.com, and is incorporated herein by reference.

Dundee Corporation

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company or any shareholder holding, on record or beneficially, directly or indirectly, more than 10% of the outstanding Subordinate Voting Shares or Common Shares, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year which has materially affected or would materially affect the Company other than as set out under “Business of the Company” and “Relationship Between the Company and Certain Related Parties” and “Recent Developments”.

MATERIAL CONTRACTS

Other than contracts eligible for the ordinary course of business filing exemption, the only material contracts entered into by the Company in the year ended December 31, 2009 or on or after January 1, 2002 which remain in effect are as follows:

2.
the 5.85% Trust Indenture dated June 22, 2005 between the Company, certain subsidiaries of the Company, and Computershare Trust Company of Canada, described under “Description of Share Capital - Debentures - 5.85% Exchangeable Unsecured Subordinated Debentures”;

3.
Shareholders’ Agreement made as of September 28, 2007 between the Company, Dundee Capital Corporation and Scotiabank, described under “Relationship between the Company and Certain Related Parties - Relationship with Scotiabank”; and

4.
Underwriting Agreement dated August 28, 2009 among the Company and GMP Securities L.P., Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Dundee Securities Corporation, National Bank Financial Inc., TD Securities Inc., Canaccord Capital Corporation, and Raymond James Ltd., described under “Recent Developments – Dundee Corporation Offering of Rate Reset Preference Shares, Series 2”.

Copies of the above material contracts are available for inspection on SEDAR at www.sedar.com.

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent is Computershare Investor Services Inc., Toronto, Ontario.

EXPERTS

The financial statements for the financial year ended December 31, 2009, have been audited by PricewaterhouseCoopers LLP, the Company’s auditors who are independent in accordance with the auditors’ rules of professional conduct in Canada.

AUDIT COMMITTEE

COMPOSITION OF AUDIT COMMITTEE

As at December 31, 2009, the audit committee of the directors of the Company (the “Audit Committee”) was composed of the following persons:

K. Barry Sparks (Chair)
Normand Beauchamp
Garth MacRae
Robert McLeish
Ellis Jacob

Dundee Corporation

The directors of the Company have determined that each of the members of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 Audit Committees.  Financial literacy is defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

RELEVANT EDUCATION AND EXPERIENCE OF AUDIT COMMITTEE MEMBERS

The education and experience of each Audit Committee member that is relevant to such member’s responsibilities as a member of the Audit Committee are set out below:

K. Barry Sparks

Barry Sparks, B. Comm., FICB, has served as a director of the Company since April 1993.  Mr. Sparks commenced his career in corporate finance with the Royal Bank of Canada where he served until 1984, leaving as Vice President, Government and Business, Ontario.  Since then he has provided corporate advice and management services through several companies.  Mr. Sparks is President of Torvan Capital Group which, during 2005, became a division of Ashley Park Enterprises Inc.  Mr. Sparks is also President and a director of Cencotech Inc. and has been the chief financial officer of a private Canadian operating corporation for the past 18 years. Mr. Sparks has been Chair of the Audit Committee since 1998.

Normand Beauchamp

Normand Beauchamp has served as a director of the Company since its inception in October 1991.  Since 1960, he has been active in different areas of the Canadian broadcasting industry, operating and developing radio and television stations and networks.  In 1985, he acquired Radiomutuel Inc., a publicly traded communications company, and became President, Chairman and Chief Executive Officer.  Mr. Beauchamp is now President of Capital NDSL Inc., an investment company, and is also a director of Astral Media Inc. and a trustee of BTB Real Estate Investment Trust.

Garth MacRae

Garth MacRae, Chartered Accountant, has served as a director of the Company since its inception in October 1991 and served as Vice Chairman from June 1993 until March 2004.  Mr. MacRae has also served as a director of DundeeWealth since its inception in November 1998 and is currently Chair of the DundeeWealth Audit Committee.  Mr. MacRae has over 18 years of public accounting experience and has held executive positions with Hudson Bay Mining, Brinco Limited and Denison Mines Limited.  Mr. MacRae is currently Chairman and member of the audit committee of Breakwater Resources Ltd., a director of Dundee Precious Metals Inc., Eurogas Corporation, GeneNews Limited, Torque Energy Inc. and Uranium Participation Corporation.

Robert McLeish

Robert McLeish, B. Comm. and CFA, has served as a director of the Company since March 2002.  Mr. McLeish is a consultant who has over 40 years of experience in the investment business.  Mr. McLeish has been a member of various committees of The Toronto Stock Exchange, including the Conflicts of Interest Committee. Mr. McLeish is currently lead director of DundeeWealth Inc., a director of Airboss of America Corp. and is also a former director of the Juvenile Diabetes Research Foundation.

Dundee Corporation

Ellis Jacob

Ellis Jacob, FCA, CMA, MBA, has served as a director of the company since June 2008.  Mr. Jacob has 23 years of experience in the motion picture exhibition industry, is President and Chief Executive Officer of Cineplex Entertainment Corporation and a director of Cineplex Galaxy Income Fund.  Prior to the acquisition of Famous Players and the creation of Cineplex Entertainment, he was President and Chief Executive Officer of Cineplex Galaxy LP.  In 1999 he co-founded Galaxy Entertainment Inc.  Mr. Jacob is a director and Chair of the audit committee of Husky Injection Molding Systems Ltd., a director and Chair of the finance and audit committee of Baycrest Hospital and has been a member of several company boards and audit committees. Mr. Jacob holds an MBA from the Schulich School of Business.

AUDIT COMMITTEE CHARTER

The responsibilities and duties of the Audit Committee are set out in the Audit Committee’s charter, the full text of which is attached as Appendix “A” hereto.

PRE-APPROVAL POLICY

In November 2003, the directors of the Company, upon the recommendation of the Audit Committee, approved a formal policy which provides for the pre-approval by the Audit Committee or one of its members of all permitted non-audit services to be performed by the external auditor of the Company.  Requests for pre-approval for permitted non-audit services are considered by the Audit Committee at its regularly scheduled meetings and by the Chair of the Audit Committee between Audit Committee meetings, in which case, such matters are subsequently reported thereon at the next scheduled Audit Committee meeting.  Since the implementation of this policy, all permitted non-audit services have been pre-approved in accordance with the provisions of the policy.

EXTERNAL AUDITOR SERVICE FEES

During 2009 and 2008, the Company (and its subsidiaries that were audited by the Company’s external auditor) paid the following fees to the Company’s external auditors, for the following fee categories:

Fee Category	2009 ($)	2008 ($)

Audit Fees	2,540,412	2,472,575
Audit-Related Fees	620,550	363,750
Tax Services Fees	201,775	449,744
Other Fees	Nil	Nil
	3,362,737	3,286,069
Audit Fees

Audit fees include all fees paid to the Company’s external auditor for the audit of the Company’s consolidated financial statements and other required statutory/regulatory audits and filings of the Company and certain of its subsidiaries.

Audit-Related Fees

Audit-related fees include all fees paid to the Company’s external auditor for audit-related services including the review of the Company’s interim financial statements, preparation and/or review of certain filings with Canadian securities regulators, including comfort and consent letters, and accounting consultations on matters addressed during the audit and interim reviews.

Dundee Corporation

Tax Services Fees

Tax services fees include all fees paid to the Company’s external auditor for tax-related advice including tax return preparation and/or review and tax planning advice.

ADDITIONAL INFORMATION

Additional information with respect to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s management information circular for its most recent annual meeting of shareholders.  Additional financial information is provided in the Company’s audited consolidated comparative financial statements and notes to the audited consolidated financial statements and the Company’s 2009 MD&A.  Additional information relating to the Company has been filed with the securities regulators in Canada and may be accessed at www.sedar.com.

Dundee Corporation

DUNDEE CORPORATION - ANNUAL INFORMATION FORM

APPENDIX A

AUDIT COMMITTEE CHARTER

ORGANIZATION

This Charter governs the operations of the Audit Committee. The Board of Directors shall appoint an Audit Committee (the “Committee”) of at least three members, consisting entirely of independent directors of the Board, and shall designate one member as chairperson or delegate the authority to designate a chairperson to the Committee.   For purposes hereof, members shall be considered independent as long as they satisfy all of the independence requirements for Board Members as set forth in the applicable stock exchange listing and securities commission standards.

Each member of the Committee shall be financially literate, or become financially literate within a reasonable period of time, and at least one member shall be an “audit committee financial expert,” as defined by SEC rules, as applicable to foreign private issuers.

The Committee shall meet at least quarterly in addition to a meeting for audit planning purposes. The Committee shall meet separately and periodically with management, internal audit and with the independent auditors.  The Committee shall report regularly to the Board of Directors with respect to its activities.

PURPOSE

The purpose of the Committee shall be to:

•
Provide assistance to the Board of Directors in fulfilling its oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; and (iii) the independent auditors’ qualifications and independence;

•	Provide the Audit Committee report that Canadian securities laws require to be included in the Company’s annual information form.

The Committee shall retain and compensate such outside legal, accounting, or other advisors, as it considers necessary in discharging its oversight role.

In fulfilling its purpose, it is the responsibility of the Committee to maintain free and open communication between the Committee, independent auditors, internal audit and management of the Company, and to determine that all parties are aware of their responsibilities.

DUTIES AND RESPONSIBILITIES

The Committee has the responsibilities and powers set forth in this Charter. Management is responsible for the preparation, presentation, and integrity of the Company’s financial statements, for the appropriateness of the accounting principles and reporting policies that are used by the Company and for implementing and maintaining internal control over financial reporting. The independent auditors are responsible for auditing the Company’s financial statements and for reviewing the Company’s unaudited interim financial statements. The Company’s internal auditor will report to the Chief Financial Officer on a day to day basis but will also have a direct reporting line to the Chair of the Committee. The Committee shall approve the internal auditor’s mandate which shall be reviewed annually.

Dundee Corporation

The Company believes that, in carrying out the Committee’s responsibilities, its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances.  The Committee will take appropriate actions to set the overall corporate “tone” for quality financial reporting and ethical behavior.

The following shall be the principal duties and responsibilities of the Committee. These are set forth as a guide with the understanding that the Committee may supplement them as appropriate.

•	The Committee shall be responsible to advise the Board, for the Board’s recommendation to shareholders, in respect of the appointment, compensation and retention of the independent auditors

•
The Committee shall be directly responsible for the oversight of the work of the independent auditors (including resolution of disagreements between management and the auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the listed issuer, and the independent auditors must report directly to the Committee.

•
At least annually, the Committee shall obtain and review a report by the independent auditors describing:  (i) the firm’s internal quality control processes; (ii) sanctions made by any government or professional authorities, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;  and (iii)  all relationships between the independent auditors and the Company (to assess the auditors’ independence).

•
After reviewing the foregoing report and the independent auditors’ work throughout the year, and after receiving written confirmation from the auditors declaring their independence, the Committee shall evaluate the auditors’ qualifications, performance and independence.  Such evaluation shall include the review and evaluation of the lead partner of the independent auditors and take into account the opinions of management and the Company’s personnel responsible for the internal audit function.

•
The Committee shall determine that the independent audit firm has a process in place to address the rotation of the lead audit partner and other audit partners serving the account as required under Canadian independence standards and the SEC independence rules, as applicable to foreign private issuers.

•
The Committee shall pre-approve all audit and non-audit services provided by the independent auditors and shall only engage the independent auditors to perform non-audit services permitted by law or regulation. The Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any Committee member to whom pre-approval authority is delegated must be presented to the full Committee at its next scheduled meeting.

•	The Committee shall discuss with the independent auditors the overall scope and plans for their respective audits, including the adequacy of staffing and compensation.

•
The Committee shall regularly review with the independent auditors any audit problems or difficulties encountered during the course of the audit work, including any restrictions on the scope of the independent auditors’ activities or access to requested information, and management’s response.  The Committee shall review any accounting adjustments that were noted or proposed by the auditors but were “passed” (as immaterial or otherwise); any communications between the audit team and the audit firm’s national office relating to problems or difficulties encountered with respect to significant auditing or accounting issues; and any “management” or “internal control” letter issued, or proposed to be issued, by the audit firm to the Company.

Dundee Corporation

•
The Committee shall review and approve the quarterly financial statements, for submission to the Board of Directors, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, with management and the independent auditors prior to the filing of the Company’s Quarterly Report.  Also, the Committee shall discuss the results of the quarterly review and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards. The Committee shall discuss and review with management the quarterly and annual certification process and compliance with the Company’s Disclosure Policy.

•
The Committee shall review and recommend approval of the annual audited financial statements, to the Board of Directors, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, with management and the independent auditors prior to the filing of the Company’s financial statements and Management’s Discussion and Analysis. The Committee’s review of the financial statements shall include:  (i) major issues regarding accounting principles and financial statement presentation, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any specific remedial actions adopted in light of material control deficiencies  (ii) discussions with management and the independent auditors regarding significant financial reporting issues and judgments made in connection with the preparation of the financial statements and the reasonableness of those judgments;  (iii)  consideration of the effect of regulatory accounting initiatives, as well as off-balance sheet structures on the financial statements; (iv) consideration of the judgment of both management and the independent auditors about the quality of accounting principles; and (v) the clarity of the disclosures in the financial statements.  Also, the Committee shall discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditors under professional standards.  The Committee shall discuss and review with management the annual certification process.

•
The Committee shall receive and review a report from the independent auditors, prior to the filing of the Company’s Annual Report, on all critical accounting policies and practices of the Company; all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the independent auditors; and other material written communications between the independent auditors and management.

•
The Committee shall review and approve all related party transactions not in the ordinary course of business in the absence of a special committee of the Board of Directors designated for such function.

•	The Committee shall review earnings press releases for recommendation to the Board.

•
The Committee shall discuss with management, internal audit and the independent auditors the adequacy and effectiveness of internal control over financial reporting, including any significant deficiencies or material weaknesses identified by internal audit and management of the Company in respect of the Sarbanes-Oxley SEC and Canadian securities law requirements, including any proposed securities laws.

•	The Committee shall review with management the Company’s compliance systems with respect to legal and regulatory requirements.

•	The Committee shall review periodically with management and internal audit the risk of fraud with respect to the organization and the controls in place to manage those risks.

•
The Committee shall ensure that the Company establish appropriate policies and procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Dundee Corporation

•
 The Committee shall ensure that the Company has in effect clear hiring policies for employees or former employees of the independent auditors that meet Canadian independence standards and the SEC regulations, as applicable to foreign private issuers, and stock exchange listing standards.

•
The Committee shall, with the assistance of management, determine the appropriate funding needed by the Committee for payment of: (1) compensation to the independent audit firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Company; (2) compensation to any advisers employed by the Committee; and (3) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

•
To the extent the Company maintains an internal audit function, the Committee shall meet with the internal auditor(s), discuss the overall scope and plans for the internal audit function, including approval of its mandate on an annual basis, and discuss the adequacy and effectiveness of internal control with the internal auditor(s).

•
The Committee shall ensure that the policies established pursuant to the Charter are communicated and to the best of its ability shall ensure that they are implemented by the audit committees of subsidiary companies where appropriate and the Committee shall ensure that the necessary follow-up is undertaken with such other audit committees.

•	The Committee shall perform an evaluation of its performance at least annually to determine whether it is functioning effectively.

•	The Committee shall review and reassess the Charter at least annually and obtain the approval of the Board of Directors.

Dundee Corporation